Exhibit 99.1

Intercorp Financial Services Inc.

First Quarter 2021 Earnings

Lima, Peru, May 12, 2021. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the first quarter 2021. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Record earnings of S/ 528.7 million in 1Q21, ROAE at 23.7%

•	Earnings grew in all subsidiaries supported by lower provision charges and solid results from investments
•	Strong recovery in revenues mainly due to insurance business
•	Digital trends continue to support IFS’ strategy
•	Disciplined cost control helps efficiency
•	Solid capital ratios at all business segments

Interbank: Strong recovery in earnings in 1Q21, thanks to lower provisions and higher results from investments

•	Key banking indicators recovering while retail loans resume growth
•	Strong deposit franchise with 14.1% market share in retail deposits
•	Cost of funds down almost by half from last year, at 1.4%
•	NIM still under pressure due to asset/loan mix and excess cash
•	1.8% CoR in 1Q21, below pre COVID-19 levels
•	Continued focus on efficiency and branch rationalization

Interseguro: Profits surged in 1Q21 due to higher results from investments

•	Business activity accelerates above pre COVID-19 levels, regular annuities leading the recovery
•	Solid quarter in gross premiums plus collections, up 14.3% QoQ and 25.1% YoY
•	Strong net gain on sale from financial investments, ROIP at 10.4%
•	Market leader in annuities with a 28.7% share

Inteligo: Sound 1Q21 results, ROAE at 30.7%

•	Profits normalized from negative results in 1Q20 and all-time high levels in 4Q20
•	Significant growth in fee income from funds management and commercialization of structured products
•	Cost savings from reduced use of office spaces and lower administrative expenses
•	AUM grew 6.5% QoQ and 24.1% YoY

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position

S/ million	03.31.20	12.31.20	03.31.21	%chg 03.31.21/ 12.31.20	%chg 03.31.21/ 03.31.20
Assets
Cash and due from banks and inter-bank funds	11,733.3	18,783.6	19,260.5	2.5%	64.2%
Financial investments	18,634.9	24,277.1	24,678.8	1.7%	32.4%
Loans, net of unearned interest	38,556.6	43,504.3	43,491.4	(0.0)%	12.8%
Impairment allowance for loans	(1,494.5)	(2,984.9)	(2,654.5)	(11.1)%	77.6%
Property, furniture and equipment, net	935.6	844.4	814.8	(3.5)%	(12.9)%
Other assets	3,445.7	3,811.5	4,451.2	16.8%	29.2%
Total assets	71,811.6	88,236.0	90,042.3	2.0%	25.4%
Liabilities and equity
Deposits and obligations	37,568.9	47,149.3	49,396.1	4.8%	31.5%
Due to banks and correspondents and inter-bank funds	5,446.1	9,689.9	9,003.3	(7.1)%	65.3%
Bonds, notes and other obligations	6,973.4	7,778.8	8,020.4	3.1%	15.0%
Insurance contract liabilities	11,157.4	12,501.7	11,768.3	(5.9)%	5.5%
Other liabilities	2,119.5	2,162.5	2,932.8	35.6%	38.4%
Total liabilities	63,265.3	79,282.1	81,121.0	2.3%	28.2%
Equity, net
Equity attributable to IFS' shareholders	8,499.6	8,908.1	8,874.9	(0.4)%	4.4%
Non-controlling interest	46.7	45.8	46.4	1.2%	(0.7)%
Total equity, net	8,546.3	8,953.9	8,921.3	(0.4)%	4.4%
Total liabilities and equity net	71,811.6	88,236.0	90,042.3	2.0%	25.4%

Intercorp Financial Services’ net profit was S/ 528.7 million in 1Q21, an increase of S/ 151.3 million QoQ, or 40.1%, and S/ 383.8 million YoY, or more than three-fold.

It is worth noting that IFS’ profits in 4Q20 were affected by the negative impact on interest income of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, for S/ 14.0 million after taxes in such quarter. Excluding this impact, IFS’s net profit would have increased 35.1% QoQ in 1Q21.

IFS annualized ROAE was 23.7% in 1Q21, higher than the 17.5% registered in 4Q20 and the 6.6% annualized ROAE reported in 1Q20. Excluding the previously mentioned impact from the modification of contractual cash flows in 4Q20, ROAE would have resulted in 18.1% in such period.

Intercorp Financial Services’ P&L statement

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Interest and similar income	1,248.2	1,187.2	1,085.7	(8.6)%	(13.0)%
Interest and similar expenses	(338.1)	(266.5)	(251.8)	(5.5)%	(25.5)%
Net interest and similar income	910.1	920.7	833.9	(9.4)%	(8.4)%
Impairment loss on loans, net of recoveries	(312.6)	(327.5)	(189.0)	(42.3)%	(39.5)%
Recovery (loss) due to impairment of financial investments	(40.5)	22.3	47.2	n.m.	n.m.
Net interest and similar income after impairment loss	557.0	615.5	692.1	12.5%	24.3%
Fee income from financial services, net	220.3	185.9	201.3	8.2%	(8.6)%
Other income	39.3	282.3	387.7	37.3%	n.m.
Total premiums earned minus claims and benefits	(60.8)	(89.7)	(117.9)	31.5%	94.0%
Net Premiums	178.2	178.4	211.9	18.8%	18.9%
Adjustment of technical reserves	(52.9)	(53.5)	(88.9)	66.3%	68.1%
Net claims and benefits incurred	(186.1)	(214.5)	(240.9)	12.3%	29.5%
Other expenses	(511.2)	(536.8)	(512.0)	(4.6)%	0.2%
Income before translation result and income tax	244.6	457.2	651.0	42.4%	n.m.
Translation result	(23.9)	(3.7)	(30.6)	n.m.	28.2%
Income tax	(75.8)	(76.1)	(91.7)	20.5%	20.9%
Profit for the period	144.9	377.4	528.7	40.1%	n.m.
Attributable to IFS' shareholders	143.4	376.0	526.3	40.0%	n.m.
EPS	1.24	3.26	4.56
ROAE	6.6%	17.5%	23.7%
ROAA	0.8%	1.7%	2.4%
Efficiency ratio	36.3%	31.8%	30.0%

Quarter-on-quarter performance

Profits increased 40.1% QoQ mainly due to lower impairment loss on loans at Interbank, in addition to higher other income at Interseguro and Interbank, and a recovery in fee income at Inteligo. Moreover, lower other expenses across all subsidiaries also contributed to IFS’ net profit increase compared to 4Q20. These effects were partially offset by reductions in net interest and similar income at Interbank and Inteligo, as well as in the insurance’s net underwriting result, and a negative performance in translation result at Interseguro and Inteligo.

Net interest and similar income decreased S/ 86.8 million, or 9.4% QoQ, mainly due to lower interest on loans at Interbank and to a base effect of a special dividend received in 4Q20 from investments at Inteligo. These factors were partially offset by a reduction in net interest and similar expense at Interbank, due to a lower cost of deposits. Net interest and similar income remained relatively stable at Interseguro.

Impairment loss on loans decreased 42.3% QoQ, mainly due to lower provision requirements in both retail and commercial loan books at Interbank. Furthermore, Interseguro reported a reversion of provision for impairment on a fixed income investment.

Net fee income from financial services increased S/ 15.4 million, or 8.2% QoQ, mainly explained by higher funds management fees and spreads on structured products at Inteligo, partially offset by lower commissions from banking services at Interbank.

Other income increased S/ 105.4 million, or 37.3% QoQ, mainly attributable to higher net gain on sale of financial investments at Interbank and Interseguro, in addition to increases in valuation gain from investment property at Interseguro. These effects were partially compensated by lower mark-to-market valuations on proprietary portfolio investments due to a base effect at Inteligo.

Total premiums earned minus claims and benefits at Interseguro showed a quarterly reduction of S/ 28.2 million, mainly explained by S/ 35.4 million higher constitution of technical reserves and an increase of S/ 26.4 million in net claims and benefits incurred. These effects were partially offset by S/ 33.5 million growth in net premiums.

Other expenses decreased S/ 24.8 million, or 4.6% QoQ, mainly attributed to (i) lower salaries and employee benefits at Interbank, related to a base effect worth S/ 35.2 million in employee profit sharing, (ii) another base effect at Interseguro, associated with the

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rescue of life insurance policies that happened in 4Q20; and (iii) lower expenses in maintenance and other charges related to the reduced use of office spaces and administrative expenses at Inteligo.

IFS effective tax rate reduced, from 16.8% in 4Q20 to 14.8% in 1Q21, mainly attributed to a lower effective tax rate at Interbank.

Year-on-year performance

Profits increased more than three-fold YoY mainly due to higher other income across all subsidiaries and lower impairment loss on loans at Interbank. These factors were partially offset by reductions in net interest and similar income, and in net fee income, both at Interbank. Additionally, higher net claims and benefits incurred at Interseguro also contributed to offset the positive performance in earnings.

Net interest and similar income decreased S/ 76.2 million, or 8.4% YoY, mainly due to lower interest income at Interbank. This factor was partially offset by an increase in interest and similar income attributed to a higher volume of assets at Interseguro and a decrease in the cost of funding at Inteligo.

Impairment loss on loans reduced S/ 123.6 million, or 39.5% YoY, explained by lower requirements in credit cards, cash loans and payroll deduction loans, as well as in the small-sized and medium-sized segments of the commercial loan book. The better performance in provision charges was mainly attributed to the adjustments of the bank’s expected loss models to address the improvement in payment behavior among Interbank’s retail clients during the last months, coupled with the fact that growth in retail loans has not yet significantly recovered. Additionally, Interseguro reported a reversion of provision for impairment on a fixed income investment.

Net fee income from financial services decreased S/ 19.0 million, or 8.6% YoY, mainly due to lower commissions from credit cards and banking services at Interbank. These effects were partially compensated by higher funds management fees and spreads on structured products at Inteligo.

Other income increased S/ 348.4 million, or more than nine-fold YoY, mainly due to positive mark-to-market valuations on proprietary portfolio investments at Inteligo. Additionally, increases in net gain on sale of financial investments and in net gain on financial assets at fair value at both Interseguro and Interbank, also contributed to the growth of other income.

On a yearly basis, total premiums earned minus claims and benefits at Interseguro decreased S/ 57.1 million explained by S/ 54.8 million higher net claims and benefits incurred, and a S/ 36.0 million increase in adjustment of technical reserves, partially offset by a S/ 33.7 million increase in net premiums.

Other expenses remained relatively stable YoY, as a result of efficiency plans still in place despite the growing levels of business activity.

IFS effective tax rate decreased, from 34.4% in 1Q20 to 14.8% in 1Q21, mainly attributed to the positive contribution of Interseguro and Inteligo to IFS’ profits, together with a lower effective tax rate at Interbank.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Interbank	221.5	193.8	319.8	65.0%	44.4%
Interseguro	(21.6)	37.7	137.1	n.m.	n.m.
Inteligo	(54.7)	154.7	86.9	(43.8)%	n.m.
Corporate and eliminations	(0.4)	(8.7)	(15.0)	71.8%	n.m.
IFS profit for the period	144.9	377.4	528.7	40.1%	n.m.

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Interbank

SUMMARY

Interbank’s profits were S/ 319.8 million in 1Q21, an increase of S/ 126.0 million QoQ, or 65.0%, and S/ 98.3 million YoY, or 44.4%. The quarterly result was mainly attributed to a S/ 138.7 million reduction in impairment loss on loans and a S/ 72.2 million increase in other income, in addition to a S/ 10.2 million decrease in other expenses. These factors were partially offset by reductions of S/ 80.3 million in net interest and similar income, and S/ 3.1 million in net fee income from financial services.

It is worth mentioning that Interbank’s results in 4Q20 were affected by the negative impact on interest income of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, for S/ 14.0 million after taxes in such quarter.

The annual performance in net profit was mainly explained by a S/ 123.7 million decrease in impairment loss on loans and a S/ 74.9 million increase in other income, as well as by a S/ 11.9 million reduction in other expenses. These effects were partially compensated by decreases of S/ 87.3 million in net interest and similar income and S/ 30.2 million in net fee income from financial services.

Interbank’s ROAE was 20.5% in 1Q21, an improvement compared to the 12.8% and 13.8% registered in 4Q20 and 1Q20, respectively. Excluding the negative impact from the modification of contractual cash flows in 4Q20, ROAE would have resulted in 13.7% in such period.

Banking Segment’s P&L Statement

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Interest and similar income	1,037.1	959.2	865.0	(9.8)%	(16.6)%
Interest and similar expense	(302.8)	(231.9)	(218.1)	(6.0)%	(28.0)%
Net interest and similar income	734.3	727.3	647.0	(11.0)%	(11.9)%
Impairment loss on loans, net of recoveries	(312.6)	(327.6)	(188.9)	(42.3)%	(39.6)%
Recovery (loss) due to impairment of financial investments	(0.2)	0.3	(0.0)	n.m.	(78.2)%
Net interest and similar income after impairment loss	421.5	400.1	458.0	14.5%	8.7%
Fee income from financial services, net	190.4	163.3	160.2	(1.9)%	(15.8)%
Other income	109.7	112.5	184.6	64.1%	68.2%
Other expenses	(415.8)	(414.1)	(403.9)	(2.5)%	(2.8)%
Income before translation result and income tax	305.8	261.8	398.8	52.3%	30.4%
Translation result	(2.9)	(1.2)	1.6	n.m.	n.m.
Income tax	(81.4)	(66.8)	(80.7)	20.8%	(0.9)%
Profit for the period	221.5	193.8	319.8	65.0%	44.4%
ROAE	13.8%	12.8%	20.5%
Efficiency ratio	38.8%	39.7%	39.1%
NIM	5.6%	4.3%	3.7%
NIM on loans	8.6%	7.7%	6.9%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 67,084.4 million as of March 31, 2021, an increase of 2.3% QoQ and 29.5% YoY.

The quarterly growth in interest-earning assets was attributed to increases of 11.6% in financial investments, 1.4% in cash and due from banks and inter-bank funds, and 0.7% in loans. Growth in financial investments was mainly a result of higher balances of Central Bank Certificates of Deposits (CDBCR), sovereign bonds, and global bonds. The increase in cash and due from banks and inter-bank funds was mainly due to higher funds at the Central Bank.

The YoY increase in interest-earning assets was attributed to growth of 74.5% in cash and due from banks and inter-bank funds, 65.3% in financial investments, and 10.3% in loans. Growth in cash and due from banks and inter-bank funds resulted mainly from higher deposits and reserve funds at the Central Bank, while the increase in financial investments, from higher volumes of sovereign bonds, global bonds and CDBCR.

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Interest-earning assets

S/ million	03.31.20	12.31.20	03.31.21	%chg 03.31.21/ 12.31.20	%chg 03.31.21/ 03.31.20
Cash and due from banks and inter-bank funds	10,295.8	17,720.5	17,968.5	1.4%	74.5%
Financial investments	6,052.4	8,966.3	10,003.1	11.6%	65.3%
Loans	35,451.0	38,859.0	39,112.9	0.7%	10.3%
Total interest-earning assets	51,799.2	65,545.9	67,084.4	2.3%	29.5%

Loan portfolio

S/ million	03.31.20	12.31.20	03.31.21	%chg 03.31.21/ 12.31.20	%chg 03.31.21/ 03.31.20
Performing loans
Retail	19,313.4	17,837.1	17,870.3	0.2%	(7.5)%
Commercial	16,106.0	21,914.2	21,907.3	(0.0)%	36.0%
Total performing loans	35,419.4	39,751.3	39,777.6	0.1%	12.3%
Restructured and refinanced loans	258.8	287.1	267.9	(6.7)%	3.5%
Past due loans	1,004.2	1,405.2	1,347.8	(4.1)%	34.2%
Total gross loans	36,682.3	41,443.6	41,393.3	(0.1)%	12.8%
Add (less)
Accrued and deferred interest	263.1	400.1	373.9	(6.5)%	42.1%
Impairment allowance for loans	(1,494.4)	(2,984.7)	(2,654.3)	(11.1)%	77.6%
Total direct loans, net	35,451.0	38,859.0	39,112.9	0.7%	10.3%

The evolution of performing loans was mostly affected by disbursements and prepayments of commercial loans under the Reactiva Peru Program. As of March 31, 2021, these loans amounted S/ 6,348.4 million, compared to a balance of S/ 6,616.5 million as of December 31, 2020.

Also, it is worth mentioning that in November 2019, the SBS issued the Resolution No. 5570-2019 that became effective in January 2021. This resolution establishes that the reporting of the non-revolving financing part of credit cards loans must be presented as loans instead of credit card loans.

Performing loans slightly increased QoQ, as retail loans resumed growth in 1Q21, while commercial loans remained stable. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 0.9% and 1.7% QoQ, respectively.

Retail loans grew 0.2% QoQ due to an increase of 3.6% in mortgages, partially offset by a reduction of 2.2% in consumer loans. Growth in mortgages was explained by higher demand in both traditional and MiVivienda products, while the decrease in consumer loans, by 5.8% lower credit cards and other loans, partially offset by 2.9% higher payroll deduction loans.

Commercial loans were sequentially stable due to a combination of factors. On one hand, lower short and medium-term lending, mostly to corporate and small-sized segments, as well as lower leasing operations in the corporate segment and trade finance loans in the medium-sized segment. On the other hand, higher trade finance loans in the corporate segment, as well as higher short and medium-term lending to the medium-sized segment.

Performing loans grew 12.3% YoY explained by a 36.0% increase in commercial loans, partially compensated by a 7.5% reduction in retail loans. Excluding the effect of the Reactiva Peru Program, performing loans and commercial loans would have decreased 5.6% and 3.4% YoY, respectively.

The annual growth in commercial loans was mainly explained by higher short and medium-term lending in all client segments, as opposed to leasing operations and trade finance loans, which declined in all client segments.

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The YoY decrease in retail loans was due to a reduction of 16.8% in consumer loans, partially compensated by an increase of 8.8% in mortgages. The reduction in consumer loans was a result of lower credit cards and other loans, partially offset by higher payroll deduction loans. Growth in mortgages was due to higher demand in both traditional and MiVivienda products.

It is worth mentioning that, as of March 31, 2021, and in line with the measures implemented to help our customers to overcome the impacts from the COVID-19 pandemic, 348 thousand clients had their loans rescheduled, out of which approximately 335 thousand were retail clients and around 13 thousand, commercial clients. Loans that were subject to some kind of rescheduling represented S/ 9.2 billion or 22.2% of our total portfolio. Of these, S/ 6.7 billion were retail loans (34.7% of total retail loans), and the remaining S/ 2.6 billion were commercial loans (11.5% of total commercial loans).

Breakdown of retail loans

S/ million	03.31.20	12.31.20	03.31.21	%chg 03.31.21/ 12.31.20	%chg 03.31.21/ 03.31.20
Consumer loans:
Credit cards & other loans	7,925.0	6,135.7	5,778.0	(5.8)%	(27.1)%
Payroll deduction loans(1)	4,361.4	4,318.9	4,445.2	2.9%	1.9%
Total consumer loans	12,286.5	10,454.6	10,223.3	(2.2)%	(16.8)%
Mortgages	7,027.0	7,382.5	7,647.0	3.6%	8.8%
Total retail loans	19,313.4	17,837.1	17,870.3	0.2%	(7.5)%
(1)	Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	03.31.20	12.31.20	03.31.21	%chg 03.31.21/ 12.31.20	%chg 03.31.21/ 03.31.20
Deposits and obligations	35,062.1	44,576.8	46,636.8	4.6%	33.0%
Due to banks and correspondents and inter-bank funds	5,087.7	9,388.1	8,672.4	(7.6)%	70.5%
Bonds, notes and other obligations	5,832.3	6,491.9	6,674.7	2.8%	14.4%
Total	45,982.1	60,456.9	61,983.9	2.5%	34.8%
% of funding
Deposits and obligations	76.2%	73.7%	75.2%
Due to banks and correspondents and inter-bank funds	11.1%	15.6%	14.0%
Bonds, notes and other obligations	12.7%	10.7%	10.8%

Interbank's funding base continued to expand on strong deposits growth, while maintaining long-term debt provided by the Central Bank, associated with the bank’s active involvement in the auctions of funds for the Reactiva Peru Program. As of March 31, 2021, the balance of such special funding was S/ 5,661.9 million, compared to S/ 5,887.9 million as of December 31, 2020.

The bank’s total funding base increased 2.5% QoQ, slightly above the performance of interest-earning assets. This was explained by growth of 4.6% in deposits and obligations, and 2.8% in bonds, notes and other obligations, partially offset by a 7.6% reduction in due to banks and correspondents and inter-bank funds. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 3.2% QoQ, while due to banks and correspondents and inter-bank funds would have decreased 14.0%.

The quarterly increase in deposits and obligations was mainly due to growth of 7.6% in institutional deposits, 6.7% in commercial deposits, and 1.5% in retail deposits.

The QoQ growth in bonds, notes and other obligations was mainly attributable to a 3.8% depreciation of the foreign exchange rate with respect to 4Q20.

The quarterly decrease in due to banks and correspondents and inter-bank funds was explained by lower long-term funding from the Central Bank and COFIDE, associated with end of the auctions of funds for the Reactiva Peru Program. These effects were partially offset by higher short-term funding from COFIDE.

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The bank’s total funding base grew 34.8% YoY, above the annual growth in interest-earning assets, and was explained by increases of 70.5% in due to banks and correspondents and inter-bank funds, 33.0% in deposits and obligations, and 14.4% in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 22.5% YoY, but due to banks and correspondents and inter-bank funds would have decreased 40.8%.

The YoY increase in due to banks and correspondents and inter-bank funds was mainly the result of higher long-term funding from the Central Bank, associated with the bank’s participation in the auctions of funds for the Reactiva Peru Program.

The annual growth in deposits and obligations was mainly explained by increases of 63.3% in institutional deposits, 30.1% in commercial deposits, and 25.6% in retail deposits.

The YoY increase in bonds, notes and other obligations was mainly attributable to the placement in the international market of a US$ 300 million subordinated bond in June 2020, in addition to a 9.3% depreciation of the foreign exchange rate with respect to 1Q20. It is worth mentioning that these effects were partially compensated by the execution of an optional redemption of the prevailing hybrid bonds “8.50% Junior Subordinated Notes due 2070” for US$ 200 million in April 2020.

As of March 31, 2021, the proportion of deposits and obligations to total funding was 75.2%, slightly lower than the 76.2% reported as of March 31, 2020. Likewise, the proportion of institutional deposits to total deposits increased from 14.8% as of March 31, 2020 to 18.2% as of March 31, 2021.

Breakdown of deposits

S/ million	03.31.20	12.31.20	03.31.21	%chg 03.31.21/ 12.31.20	%chg 03.31.21/ 03.31.20
By customer service:
Retail	16,816.6	20,810.5	21,115.3	1.5%	25.6%
Commercial	12,710.5	15,502.8	16,534.4	6.7%	30.1%
Institutional	5,193.8	7,880.5	8,480.3	7.6%	63.3%
Other	341.2	383.0	506.9	32.3%	48.5%
Total	35,062.1	44,576.8	46,636.8	4.6%	33.0%
By type:
Demand	10,874.2	12,726.3	13,603.1	6.9%	25.1%
Savings	12,580.6	17,852.3	18,738.5	5.0%	48.9%
Time	11,592.6	13,992.2	14,280.9	2.1%	23.2%
Other	14.8	6.0	14.3	n.m.	(3.4)%
Total	35,062.1	44,576.8	46,636.8	4.6%	33.0%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q20	4Q20	1Q21	%chg QoQ		%chg YoY
Interest and similar income	1,037.1	959.2	865.0	(9.8)%		(16.6)%
Interest and similar expense	(302.8)	(231.9)	(218.1)	(6.0)%		(28.0)%
Net interest and similar income	734.3	727.3	647.0	(11.0)%		(11.9)%
NIM	5.6%	4.3%	3.7%	-60	bps	-190	bps

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Interest and similar income

S/ million	1Q20	4Q20	1Q21	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	15.9	5.5	6.1	10.3%		(62.0)%
Financial investments	51.7	64.7	62.9	(2.7)%		21.6%
Loans	969.4	889.0	796.0	(10.5)%		(17.9)%
Total Interest and similar income	1,037.1	959.2	865.0	(9.8)%		(16.6)%
Average interest-earning assets	52,823.1	67,839.2	69,134.6	1.9%		30.9%
Average yield on assets (annualized)	7.9%	5.7%	5.0%	-70	bps	-290	bps

Interest and similar expense

S/ million	1Q20	4Q20	1Q21	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(174.8)	(101.9)	(90.8)	(10.9)%		(48.1)%
Due to banks and correspondents and inter-bank funds	(38.1)	(41.4)	(38.1)	(8.0)%		0.0%
Bonds, notes and other obligations	(89.9)	(88.5)	(89.1)	0.7%		(0.8)%
Total Interest and similar expense	(302.8)	(231.9)	(218.1)	(6.0)%		(28.0)%
Average interest-bearing liabilities	45,598.4	59,830.9	61,220.4	2.3%		34.3%
Average cost of funding (annualized)	2.7%	1.6%	1.4%	-20	bps	-130	bps

QoQ Performance

Net interest and similar income decreased 11.0% QoQ due to a 9.8% reduction in interest and similar income, partially offset by a 6.0% decrease in interest and similar expense. Moreover, excluding the negative impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 19.9 million in 4Q20, interest and similar income, and net interest and similar income would have decreased 11.7% and 13.4% QoQ, respectively.

The lower interest and similar income was due to reductions of 10.5% in interest on loans and 2.7% in interest on financial investments, partially offset by 10.3% growth in interest on due from banks and inter-bank funds.

Interest on loans decreased S/ 93.0 million, or 10.5% QoQ, as the result of an 80 basis point reduction in the average yield, together with a 0.7% reduction in the average loan portfolio. Likewise, excluding the previously mentioned impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 4Q20, interest on loans would have decreased 12.4% QoQ.

The lower average rate on loans, from 8.4% in 4Q20 to 7.6% in 1Q21, was explained by yield reductions of 130 basis points in retail loans and 40 basis points in commercial loans. The yield decrease in retail loans was explained by lower rates in consumer loans, partially compensated by higher average yields on mortgages. In the commercial portfolio, rates decreased in trade finance loans, short and medium-term loans, and leasing operations.

The slightly lower average volume of loans was attributed to decreases of 0.7% in retail loans and 0.6% in commercial loans. In the retail portfolio, the lower average volume was mostly due to a reduction of 3.4% in consumer loans, partially compensated by a 3.5% increase in mortgages. In the commercial portfolio, average volumes decreased mainly due to reductions of 2.9% in leasing operations and 1.9% in short and medium-term loans, partially offset by 4.3% higher trade finance loans.

Interest on financial investments decreased S/ 1.8 million, or 2.7% QoQ, due to a 30 basis point reduction in the average yield, partially offset by 8.8% growth in the average volume. The decrease in the average yield was due to lower returns on CDBCR, corporate bonds, global and sovereign bonds. The increase in the average volume was a consequence of higher investments in sovereign bonds, CDBCR and global bonds, partially offset by lower balances of corporate bonds from financial and non-financial institutions.

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Interest on due from banks and inter-bank funds grew S/ 0.6 million, or 10.3% QoQ, explained by 4.8% growth in the average volume, while the nominal average rate remained stable. The increase in the average volume was due to higher deposits at the Central Bank, partially compensated by lower reserve funds.

The nominal average yield on interest-earning assets decreased 70 basis points QoQ, from 5.7% in 4Q20 to 5.0% in 1Q21, as a consequence of the lower returns on loans and investments. Moreover, excluding the negative impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 4Q20, the nominal average yield on interest-earning assets would have decreased 80 basis points, from 5.8% in 4Q20 to 5.0% in 1Q21.

The lower interest and similar expense was due to reductions of 10.9% in interest on deposits and obligations, and 8.0% in interest on due to banks and correspondents, partially compensated by a 0.7% increase in interest on bonds, notes and other obligations.

The quarterly decrease in interest on deposits and obligations was due to a 10 basis point reduction in the average cost, partially compensated by 4.7% growth in the average volume. The decrease in the average cost was due to lower rates paid to institutional and retail deposits, while rates on commercial deposits remained stable. The higher average volume was explained by growth in all segments of deposits. By currency, average balances of dollar-denominated deposits grew 9.2% while average soles-denominated deposits increased 2.6%. This differentiated growth by currency also contributed to the lower average cost, as dollar deposits generally bear lower rates than soles deposits.

Interest on due to banks and correspondents decreased S/ 3.3 million, or 8.0% QoQ, explained by an 8.1% reduction in the average volume, while the average cost remained stable. The decrease in the average volume was mostly attributed to lower funding from the Central Bank, related to the winding up of the Reactiva Peru Program, in addition to lower funding from correspondent banks abroad.

The increase in interest on bonds, notes and other obligations was mainly due to 2.0% growth in the average volume of these obligations, basically explained by a 2.2% depreciation of the average foreign exchange rate with respect to 4Q20.

The average cost of funding decreased 20 basis points QoQ, from 1.6% in 4Q20 to 1.4% in 1Q21, in line with the lower implicit cost of deposits and obligations, and the important contribution of this source of funding over total interest-bearing liabilities.

As a result of the above, net interest margin was 3.7% in 1Q21, 60 basis points lower than the 4.3% reported in 4Q20. Likewise, excluding the previously mentioned impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 4Q20, net interest margin would have decreased 70 basis points, from 4.4% in 4Q20 to 3.7% in 1Q21.

YoY Performance

Net interest and similar income decreased 11.9% YoY due to a 16.6% reduction in interest and similar income, partially offset by a 28.0% decrease in interest and similar expense.

The lower interest and similar income was due to reductions of 62.0% in interest on due from banks and inter-bank funds, and 17.9% in interest on loans, partially offset by 21.6% growth in interest on financial investments.

Interest on due from banks and inter-bank funds decreased S/ 9.8 million, or 62.0% YoY, explained by a 50 basis point reduction in the average yield, partially compensated by 77.0% growth in the average volume. On one hand, the decrease in the nominal average rate was mainly related to a lower rate on inter-bank funds, as well as to lower returns on deposits and reserve funds at the Central Bank. On the other hand, the increase in the average volume was explained by higher deposits and reserve funds at the Central Bank, partially offset by a lower average balance of inter-bank funds.

Interest on loans decreased S/ 173.4 million, or 17.9% YoY, due to a 290 basis point reduction in the average yield, partially offset by 13.2% growth in the average volume.

The annual decrease in the average rate on loans, from 10.5% in 1Q20 to 7.6% in 1Q21, was due to reductions of 230 basis points in retail loans and 190 basis points in commercial loans. The reduction in the retail portfolio was explained by lower average yields on consumer loans and mortgages, while the decrease in commercial loans was explained by lower rates on all types of loans. It is worth mentioning that the loan rescheduling carried out as part of the measures implemented to deal with the COVID-19 pandemic during the last year has negatively affected the average yield on loans in the comparing periods, especially in the retail segment. Additionally,

10

the incidence of the low-return loans offered to several commercial clients as part of the Reactiva Peru Program also has had an impact on the average rate on loans.

The higher average volume of loans was attributed to 35.1% growth in commercial loans, partially offset by a 4.7% reduction in retail loans. In the commercial portfolio, the higher average volume was mainly due to a 65.4% increase in short and medium-term loans, attributed to the disbursement of loans under the Reactiva Peru Program, despite lower balances of trade finance loans and leasing operations. In the retail portfolio, average volumes decreased mainly due to a reduction of 12.0% in consumer loans, partially compensated by an 8.2% increase in mortgages. This change in loan mix is also a factor explaining the lower average return on loans in the comparing periods.

Interest on financial investments increased S/ 11.2 million, or 21.6% YoY, due to 63.2% growth in the average volume, partially offset by a 90 basis point reduction in the average yield. The increase in the average volume was the result of higher average balances of sovereign bonds, global bonds and CDBCR. The decrease in the nominal average rate, from 3.6% in 1Q20 to 2.7% in 1Q21, was explained by lower returns on sovereign bonds, CDBCR and corporate bonds.

The nominal average yield on interest-earning assets decreased 290 basis points YoY, from 7.9% in 1Q20 to 5.0% in 1Q21, in line with the lower returns on all components of interest-earning assets. It is worth mentioning that the change in asset mix, with volumes of cash and investments growing significantly more than the higher-yielding loan component, also explains the negative performance of the average yield on interest-earning assets in the comparing periods.

The lower interest and similar expense was due to reductions of 48.1% in interest on deposits and obligations, and 0.8% in interest on bonds, notes and other obligations, while interest on due to banks and correspondents remained stable.

Interest on deposits and obligations decreased S/ 84.0 million, or 48.1% YoY, explained by a 120 basis point reduction in the average cost, from 2.0% in 1Q20 to 0.8% in 1Q21, partially compensated by 29.1% growth in the average volume. The lower average cost was due to reductions in rates paid to institutional, commercial and retail deposits, associated with the low interest rate environment. Growth in volumes came across all client segments. By currency, average balances of soles-denominated deposits increased 30.0% while average dollar-denominated deposits grew 27.4%.

The reduction in interest on bonds, notes and other obligations was explained by higher efficiencies in this component of interest-bearing liabilities, associated with liability management transactions executed throughout 2020, such as the redemption of international hybrid bonds in April 2020 followed by the issuance of a new international subordinated bond in July 2020.

Interest on due to banks and correspondents remained stable, as a more than two-fold growth in the average volume was completely offset by a 170 basis point reduction in the average cost, from 3.4% in 1Q20 to 1.7% in 1Q21. On one hand, the increase in the average volume was due to higher funding provided by the Central Bank, related to the bank’s participation in the Reactiva Peru Program. On the other hand, the reduction in the average cost was explained by lower rates paid to funding provided by the Central Bank, correspondent banks abroad and COFIDE.

The average cost of funding decreased 130 basis points YoY, from 2.7% in 1Q20 to 1.4% in 1Q21, in line with the lower implicit cost of all interest-bearing liabilities.

As a result of the above, net interest margin was 3.7% in 1Q21, 190 basis points lower than the 5.6% reported in 1Q20. Again, the relevant factors that explained the negative performance of NIM in the comparing periods were related to (i) the different asset mix with higher contribution of cash and investments compared to loans, (ii) the change in loan portfolio mix with lower participation of consumer loans, (iii) the incidence of low-return loans from the Reactiva Peru Program, and (iv) the low interest rate environment.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries decreased 42.3% QoQ and 39.6% YoY.

The quarterly reduction was due to lower provision requirements in both retail and commercial loan books. In the retail portfolio, the reduction in provisions was mainly driven by lower requirements in credit cards and cash loans, while in the commercial portfolio, in loans to mid-sized companies.

The annual decrease in provisions was mainly explained by lower requirements in credit cards, cash loans and payroll deduction loans, as well as in the small-sized and medium-sized segments of the commercial loan book.

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The better performance in provision charges was mainly attributed to the adjustments of the bank’s expected loss models to address the improvement in payment behavior among Interbank’s retail clients during the last months, coupled with the fact that growth in retail loans has not yet significantly recovered.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 1.8% in 1Q21, lower than the 3.1% and 3.4% reported in 4Q20 and 1Q20, respectively.

Impairment loss on loans, net of recoveries

S/ million	1Q20	4Q20	1Q21	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(312.6)	(327.6)	(188.9)	(42.3)%		(39.6)%
Impairment loss on loans/average gross loans	3.4%	3.1%	1.8%	-130	bps	-160	bps
NPL ratio (at end of period)	2.7%	3.6%	3.4%	-20	bps	70	bps
NPL coverage ratio (at end of period)	136.1%	181.5%	170.5%	n.m.		n.m.
Impairment allowance for loans	1,494.4	2,984.7	2,654.3	(11.1)%		77.6%

The NPL ratio decreased 20 basis points QoQ and grew 70 basis points YoY, to 3.4% in 1Q21. On one hand, the quarterly reduction was due to a 60 basis point reduction in retail loans’ NPL, mainly driven by cash loans. On the other hand, the annual growth was explained by a 210 basis point growth in the retail portfolio, partially offset by a 20 basis point reduction in the commercial portfolio.

Furthermore, the NPL coverage ratio was 170.5% as of March 31, 2021, lower than the 181.5% reported as of December 31, 2020, but higher than the 136.1% registered as of March 31, 2020.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services decreased S/ 3.1 million QoQ, or 1.9%, mainly explained by reductions of S/ 5.1 million in commissions from banking services and S/ 0.8 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services. These effects were partially offset by increases of S/ 1.1 million in fees from indirect loans and S/ 1.0 million in fees from collection services.

Net fee income from financial services decreased S/ 30.2 million YoY, or 15.8%, mainly due to reductions of S/ 20.0 million in commissions from credit card services, S/ 11.6 million in commissions from banking services, and S/ 2.6 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services.

Fee income from financial services, net

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Income
Commissions from credit card services	91.1	70.7	71.1	0.6%	(21.9)%
Commissions from banking services	86.1	79.6	74.5	(6.4)%	(13.5)%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	56.1	54.3	53.5	(1.6)%	(4.7)%
Fees from indirect loans	12.9	14.8	15.9	7.3%	22.8%
Collection services	10.0	11.5	12.5	9.0%	25.9%
Other	8.4	10.7	14.5	35.3%	72.5%
Total income	264.5	241.6	241.9	0.1%	(8.5)%
Expenses
Insurance	(25.4)	(27.2)	(26.3)	(3.3)%	3.4%
Fees paid to foreign banks	(3.2)	(4.9)	(5.5)	12.0%	69.1%
Other	(45.5)	(46.2)	(49.9)	8.1%	9.9%
Total expenses	(74.1)	(78.3)	(81.7)	4.4%	10.2%
Fee income from financial services, net	190.4	163.3	160.2	(1.9)%	(15.8)%

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OTHER INCOME

Other income increased S/ 72.1 million QoQ, mainly explained by higher net gain on sale of financial investments, partially offset by a reduction in net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income grew S/ 74.9 million YoY due to increases in net gain on sale of financial investments, and net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income

S/ million	1Q20	4Q20	1Q21		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	59.9	79.4	69.6	(1)	(12.3)%	16.2%
Net gain on sale of financial investments	37.5	7.7	98.5		n.m.	n.m.
Other	12.4	25.4	16.5		(35.2)%	32.9%
Total other income	109.7	112.5	184.6		64.1%	68.2%

(1)	Includes S/ 51.5 million of net gain on foreign exchange transactions and S/ 18.1 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses decreased S/ 10.2 million QoQ, or 2.5%, and S/ 11.9 million YoY, or 2.8%.

On one hand, the quarterly reduction in expenses was mainly a result of lower salaries and employee benefits, related to a base effect worth S/ 35.2 million in profit sharing due to the accounting of non-tax deductible voluntary provisions under local GAAP accounting standards in 4Q20. On the other hand, the annual decrease in expenses was explained by lower salaries and employee benefits, partially compensated by higher administrative expenses.

The efficiency ratio was 39.1% in 1Q21, compared to the 39.7% reported in 4Q20 and the 38.8% registered in 1Q20. However, excluding the negative impact from the modification of contractual cash flows in 4Q20, the efficiency ratio would have been 38.9% in 4Q20.

Other expenses

S/ million	1Q20	4Q20	1Q21	%chg QoQ		%chg YoY
Salaries and employee benefits	(168.6)	(170.0)	(136.1)	(19.9)%		(19.3)%
Administrative expenses	(175.4)	(163.3)	(192.4)	17.8%		9.7%
Depreciation and amortization	(57.4)	(64.4)	(59.1)	(8.2)%		2.9%
Other	(14.3)	(16.3)	(16.2)	(0.7)%		13.8%
Total other expenses	(415.8)	(414.1)	(403.9)	(2.5)%		(2.8)%
Efficiency ratio	38.8%	39.7%	39.1%	-60	bps	30	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 17.0% as of March 31, 2021, in line with that reported as of December 31, 2020, but higher than the 16.1% registered as of March 31, 2020.

In 1Q21, regulatory capital increased 2.5% QoQ. Similarly, RWA grew 2.4% QoQ due to higher capital requirements for credit risk and market risk. The higher RWA for credit risk were attributed to increased RWA for loans and a higher risk weight applied to intangible assets, as well as to higher RWA for financial investments.

The annual increase in the total capital ratio was due to 8.5% growth in regulatory capital, partially offset by a 2.8% increase in RWA. Regulatory capital increased as a result of the addition of S/ 287.8 million in capital, reserves and earnings with capitalization agreement during the last twelve months, as well as the “4.00% Subordinated Notes due 2030” for US$300 million issued in July

13

2020. These effects were partially compensated by the execution of an optional redemption of US$ 200 million hybrid bonds in April 2020. The YoY increase in RWA was mostly attributed to higher capital requirements for market risk and credit risk. RWA for credit risk grew due to higher risk weights applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments. This was partially offset by lower RWA for loans.

As of March 31, 2021, Interbank’s capital ratio of 17.0% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 10.6%. The minimum regulatory capital ratio requirement was 10.0%, while the additional capital requirement for Interbank was 0.6% as of March 31, 2021. Furthermore, Core Equity Tier 1 (CET1) was 11.5% as of March 31, 2021, below the 12.0% reported as of March 31, 2020.

Regulatory capital

S/ million	03.31.20	12.31.20	03.31.21	%chg 03.31.21/ 12.31.20		%chg 03.31.21/ 03.31.20
Tier I capital	6,218.8	5,930.7	6,096.6	2.8%		(2.0)%
Tier II capital	2,045.2	2,811.5	2,867.3	2.0%		40.2%
Total regulatory capital	8,264.0	8,742.1	8,964.0	2.5%		8.5%
Risk-weighted assets (RWA)	51,265.3	51,451.8	52,684.0	2.4%		2.8%
Total capital ratio	16.1%	17.0%	17.0%	0	bps	90	bps
Tier I capital / RWA	12.1%	11.5%	11.6%	10	bps	-50	bps
CET1	12.0%	11.5%	11.5%	0	bps	-50	bps

14

Interseguro

SUMMARY

Interseguro’s profits reached S/ 137.1 million in 1Q21, an increase of S/ 99.4 million QoQ and a positive reversion compared to the S/ 21.6 million loss reported in 1Q20.

The quarterly growth was mainly explained by a S/ 92.3 million increase in other income, in turn explained by higher net gain on sale of financial investments, and a S/ 33.0 million positive effect in loss due to impairment of financial investments, as well as by a S/ 15.2 million reduction in other expenses. These factors were partially offset by a S/ 28.2 million decrease in total premiums earned minus claims and benefits, and a negative performance in translation result of S/ 12.8 million.

The annual performance in bottom-line results was mainly due to growth of S/ 133.3 million in other income and S/ 5.3 million in net interest and similar income, in addition to a S/ 87.0 million positive effect in loss due to impairment of financial investments. These effects were partially compensated by a reduction of S/ 57.1 million in total premiums earned minus claims and benefits, and an increase of S/ 6.4 million in other expenses.

As a result of the strong contribution of other income, Interseguro’s ROAE was 56.6% in 1Q21.

Insurance Segment’s P&L Statement

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Interest and similar income	167.9	176.0	175.9	0.0%	4.7%
Interest and similar expenses	(19.8)	(22.7)	(22.5)	-1.0%	13.5%
Net Interest and similar income	148.1	153.2	153.4	0.1%	3.6%
Recovery (loss) due to impairment of financial investments	(40.1)	13.9	46.9	n.m.	n.m.
Net Interest and similar income after impairment loss	108.0	167.1	200.3	19.8%	85.5%
Fee income from financial services, net	(1.0)	(2.2)	(2.4)	8.0%	n.m.
Other income	17.3	58.3	150.6	n.m.	n.m.
Total premiums earned minus claims and benefits	(60.8)	(89.7)	(117.9)	31.5%	94.0%
Net premiums	178.2	178.4	211.9	18.8%	18.9%
Adjustment of technical reserves	(52.9)	(53.5)	(88.9)	66.3%	68.1%
Net claims and benefits incurred	(186.1)	(214.5)	(240.9)	12.3%	29.5%
Other expenses	(72.4)	(94.0)	(78.8)	-16.2%	8.7%
Income before translation result and income tax	(9.0)	39.5	151.8	n.m.	n.m.
Translation result	(12.6)	(1.9)	(14.7)	n.m.	17.1%
Income tax	—	—	—	n.m.	n.m.
Profit for the period	(21.6)	37.7	137.1	n.m.	n.m.
ROAE	n.m.	17.1%	56.6%
Efficiency ratio	11.9%	12.1%	10.0%

15

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Interest and similar income	167.9	176.0	175.9	(0.0)%	4.7%
Interest and similar expenses	(8.6)	(10.9)	(10.8)	(0.5)%	25.1%
Net interest and similar income	159.3	165.1	165.1	0.0%	3.6%
Recovery (loss) due to impairment of financial investments	(40.1)	13.9	46.9	n.m.	n.m.
Net Interest and similar income after impairment loss	119.2	179.0	212.0	18.4%	77.9%
Net gain (loss) on sale of financial investments	23.9	21.2	87.6	n.m.	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	(31.6)	30.4	16.3	(46.5)%	n.m.
Rental income	9.1	9.1	8.3	(9.5)%	(8.7)%
Gain on sale of investment property	—	—	—	n.m.	n.m.
Valuation gain (loss) from investment property	11.5	(6.5)	35.5	n.m.	n.m.
Other(1)	(3.4)	(3.9)	(4.2)	9.2%	25.6%
Other income	9.5	50.3	143.4	n.m.	n.m.
Results from investments	128.7	229.3	355.4	55.0%	n.m.

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 165.1 million in 1Q21, stable QoQ, and 3.6% higher YoY.

The annual performance was mainly explained by an S/ 8.0 million increase in interest and similar income, mostly attributed to a higher volume of assets, partially offset by a S/ 2.2 million increase in interest and similar expenses.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Recovery due to impairment of financial investments was S/ 46.9 million in 1Q21, compared to a recovery of S/ 13.9 million in 4Q20 and a loss of S/ 40.1 million in 1Q20.

The quarterly and annual performances were mainly due to a reversion of provision for impairment on a fixed income investment that was downgraded in relation to the COVID-19 pandemic in 1Q20. This investment was upgraded from CCC+ to B in 1Q21.

OTHER INCOME

Other income related to investments was S/ 143.4 million in 1Q21, an increase of S/ 93.1 million QoQ and S/ 133.9 million YoY.

The quarterly and annual performances were mainly explained by increases of S/ 66.4 million and S/ 63.7 million, respectively, in net gain on sale of financial investments, as well as by increases in valuation gain from investment property. The annual increase was also related to a better performance in net gain on financial assets at fair value, mostly related to positive mark-to-market, however the quarterly growth was partially offset by a S/ 14.1 million decrease in net gain on financial assets at fair value.

16

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Net premiums	178.2	178.4	211.9	18.8%	18.9%
Adjustment of technical reserves	(52.9)	(53.5)	(88.9)	66.3%	68.1%
Net claims and benefits incurred	(186.1)	(214.5)	(240.9)	12.3%	29.5%
Total premiums earned minus claims and benefits	(60.8)	(89.7)	(117.9)	31.5%	94.0%

Total premiums earned minus claims and benefits were S/ -117.9 million in 1Q21, a decrease of S/ 28.2 million QoQ and S/ 57.1 million YoY.

The quarterly reduction was mainly due to S/ 35.4 million higher constitution of technical reserves and an increase of S/ 26.4 million in net claims and benefits incurred. These effects were partially offset by S/ 33.5 million growth in net premiums.

The annual performance was explained by S/ 54.8 million higher net claims and benefits incurred, and a S/ 36.0 million increase in adjustment of technical reserves, partially offset by a S/ 33.7 million increase in net premiums.

NET PREMIUMS

Net Premiums by Business Line

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Annuities	78.2	85.9	116.2	35.2%	48.7%
D&S	0.1	0.1	0.0	(66.4)%	(69.6)%
Individual Life	32.6	37.5	39.8	6.1%	22.2%
Retail Insurance	67.4	54.8	55.9	2.0%	(17.0)%
Net Premiums	178.2	178.4	211.9	18.8%	18.9%

Net premiums were S/ 211.9 million in 1Q21, an increase of S/ 33.5 million, or 18.8%, QoQ and S/ 33.7 million, or 18.9%, YoY.

The quarterly result was mainly due to growth of S/ 30.3 million in annuities and S/ 2.3 million in individual life. The higher annuities were a result of better market conditions, which drove premiums above pre COVID-19 levels, while individual life premiums grew due to an improvement in the collection of premiums.

The annual performance in net premiums was mainly due to increases of S/ 38.0 million in annuities and S/ 7.2 million in individual life. These factors were partially offset by a S/ 11.5 million reduction in retail insurance premiums, explained by decreases in premiums related to credit life insurance and card protection insurance products.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Annuities	(48.5)	(34.1)	(65.2)	91.3%	34.5%
Individual Life	7.2	(23.4)	(19.5)	(16.7)%	n.m.
Retail Insurance	(11.6)	4.0	(4.3)	n.m.	(63.2)%
Adjustment of technical reserves	(52.9)	(53.5)	(88.9)	66.3%	68.1%

Adjustment of technical reserves was S/ 88.9 million in 1Q21, an increase of S/ 35.4 million QoQ and S/ 36.0 million YoY.

17

The quarterly and annual growth were explained by increases of S/ 31.1 million and S/ 16.7 million, respectively, in technical reserves for annuities mostly attributed to (i) higher technical reserves for inflation-indexed annuities due to an increase in the inflation rate, and (ii) the effect of higher sales. Likewise, the quarterly performance was also the result of S/ 8.3 million growth in reserve requirements for retail insurance, partially offset by a S/ 3.9 million reduction in technical reserves for individual life, associated with a lower profitability of flex life products, which are linked to equity investments on behalf of clients.

Additionally, the annual performance in the adjustment of technical reserves was also explained by S/ 26.7 million higher requirements in individual life, partially offset by a S/ 7.3 million reduction in retail insurance.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Annuities	(163.7)	(174.3)	(174.0)	(0.2)%	6.3%
D&S	(0.4)	0.1	(0.7)	n.m.	82.6%
Individual Life	(1.5)	(3.9)	(3.8)	(3.2)%	n.m.
Retail Insurance	(20.6)	(36.4)	(62.5)	71.6%	n.m.
Net claims and benefits incurred	(186.1)	(214.5)	(240.9)	12.3%	29.5%

Net claims and benefits incurred reached S/ 240.9 million in 1Q21, an increase of S/ 26.4 million QoQ and S/ 54.8 million YoY.

The quarterly and annual performances were mainly explained by increases of S/ 26.1 million and S/ 41.9 million, respectively, in retail insurance claims, in turn associated with higher claims in credit life insurance due to the COVID-19 mortality in Peru. Likewise, the annual performance was also the result of increases of S/ 10.3 million in annuity benefits and S/ 2.3 million in individual life claims.

OTHER EXPENSES

Other Expenses

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Salaries and employee benefits	(18.9)	(21.8)	(23.3)	6.9%	23.3%
Administrative expenses	(9.2)	(12.2)	(12.7)	3.6%	37.7%
Depreciation and amortization	(6.4)	(6.4)	(6.3)	(1.5)%	(1.0)%
Expenses related to rental income	(1.4)	(1.1)	(0.2)	(78.3)%	(83.5)%
Other	(36.5)	(52.5)	(36.2)	(30.9)%	(0.8)%
Other expenses	(72.4)	(94.0)	(78.8)	(16.2)%	8.7%
Other expenses decreased S/ 15.2 million QoQ, or 16.2%, and grew S/ 6.4 million YoY, or 8.7%.

The quarterly reduction was mainly due to decreases of S/ 16.3 million in other expenses, mainly explained by the regularization in the rescue of life insurance policies in 4Q20 which did not happen again in 1Q21, and S/ 0.9 million in expenses related to rental income, partially offset by increases of S/ 1.5 million in salaries and employee benefits, and S/ 0.5 million in administrative expenses.

The annual performance in other expenses was mainly due to increases of S/ 4.4 million in salaries and employee benefits, and S/ 3.5 million in administrative expenses, mainly associated with a higher operational activity between the comparing periods.

18

Inteligo

SUMMARY

Inteligo’s net profit in 1Q21 was S/ 86.9 million, a decrease of S/ 67.8 million, or 43.8% QoQ, but a positive reversion compared to the S/ 54.7 million loss reported in 1Q20.

The quarterly reduction in profits was mainly explained by a 55.4% decrease in other income due to mark-to-market valuations on proprietary portfolio investments. Additionally, net interest and similar income was 30.1% lower, mainly explained by a special dividend received in 4Q20 on one of our investments. These effects were partially compensated by 22.0% stronger fee income from financial services and 17.5% lower other expenses.

The annual performance was mainly attributable to a positive reversion in other income due to better mark-to-market valuations on proprietary portfolio investments in 1Q21 compared to 1Q20. Other positive drivers were the increases of 14.7% in fee income from financial services and 10.5% in net interest and similar income, as well as a 7.2% reduction in other expenses.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and higher assets under management. Accordingly, Inteligo’s AUM grew 6.5% QoQ and 24.1% YoY as of March 31, 2021.

Consequently, Inteligo’s ROAE was 30.7% in 1Q21. Furthermore, the efficiency ratio was 25.4% in 1Q21.

Wealth Management Segment’s P&L Statement

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Interest and similar income	41.1	51.1	37.8	(26.0)%	(8.0)%
Interest and similar expenses	(15.5)	(10.8)	(9.6)	(10.9)%	(38.3)%
Net interest and similar income	25.5	40.4	28.2	(30.1)%	10.5%
Impairment loss on loans, net of recoveries	(0.0)	0.0	(0.1)	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	(0.2)	8.1	0.4	(95.1)%	n.m.
Net interest and similar income after impairment loss	25.3	48.5	28.6	(41.1)%	12.7%
Fee income from financial services, net	43.0	40.5	49.3	22.0%	14.7%
Other income	(85.8)	106.9	47.7	(55.4)%	n.m.
Other expenses	(34.9)	(39.2)	(32.4)	(17.5)%	(7.2)%
Income before translation result and income tax	(52.3)	156.6	93.2	(40.5)%	n.m.
Translation result	(3.0)	1.9	(2.7)	n.m.	(11.1)%
Income tax	0.7	(3.9)	(3.6)	(6.9)%	n.m.
Profit for the period	(54.7)	154.7	86.9	(43.8)%	n.m.
ROAE	n.m.	62.8%	30.7%
Efficiency ratio	n.m.	20.6%	25.4%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 22,345.3 million in 1Q21, a S/ 1,356.4 million or 6.5% increase QoQ and a S/ 4,339.4 million or 24.1% growth YoY. This was mostly due to strengthened mark-to-market valuations from the appreciation of client assets and the higher foreign exchange rate, as well as to the execution of adequate client prospection and conversion strategies throughout the year.

Client deposits were S/ 2,965.6 million in 1Q21, a S/ 110.1 million or 3.9% increase QoQ, and a S/ 78.8 million or 2.7% increase YoY. The yearly growth was mainly due to the higher foreign exchange rate during the period.

19

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	2.7	1.1	0.8	(26.8)%	(70.3)%
Financial Investments	21.2	34.2	21.3	(37.6)%	0.7%
Loans	17.2	15.9	15.7	(1.0)%	(8.8)%
Total interest and similar income	41.1	51.1	37.8	(26.0)%	(8.0)%
Interest and similar expenses
Deposits and obligations	(13.1)	(9.8)	(8.5)	(13.3)%	(34.8)%
Due to banks and correspondents	(2.4)	(0.9)	(1.0)	15.9%	(57.2)%
Total interest and similar expenses	(15.5)	(10.8)	(9.6)	(10.9)%	(38.3)%
Net interest and similar income	25.5	40.4	28.2	(30.1)%	10.5%

Inteligo’s net interest and similar income was S/ 28.2 million in 1Q21, a S/ 12.2 million, or 30.1% decrease when compared with 4Q20. This was mainly explained by a special dividend received in 4Q20 on one of our investments.

Net interest and similar income increased S/ 2.7 million or 10.5% YoY, mainly explained by a decrease in the cost of funding. Nonetheless, there was also a negative effect related to net interest margin compression in the lending business.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Income
Brokerage and custody services	5.7	2.2	3.2	40.9%	(44.5)%
Funds management	37.7	38.6	46.6	20.7%	23.8%
Total income	43.4	40.9	49.8	21.8%	14.8%
Expenses
Brokerage and custody services	(0.1)	(0.2)	(0.2)	21.5%	46.6%
Others	(0.2)	(0.3)	(0.3)	(0.1)%	15.2%
Total expenses	(0.4)	(0.4)	(0.5)	8.1%	26.9%
Fee income from financial services, net	43.0	40.5	49.3	22.0%	14.7%

Net fee income from financial services was S/ 49.3 million in 1Q21, an increase of S/ 8.8 million, or 22.0% when compared to the previous quarter. On a YoY basis, net fee income from financial services increased S/ 6.3 million, or 14.7%. This growth is mainly explained by higher funds management fees and spreads on structured products.

OTHER INCOME

Other income

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(33.1)	23.3	20.0	(14.5)%	n.m.
Net trading gain (loss)	(51.2)	84.6	29.7	(64.9)%	n.m.
Other	(1.4)	(1.0)	(2.0)	95.7%	40.7%
Total other income	(85.8)	106.9	47.7	(55.4)%	n.m.

20

Inteligo’s other income reached S/ 47.7 million in 1Q21, a decrease of S/ 59.2 million QoQ and a positive reversion of the loss accounted in 1Q20. The performance was mainly attributable to the effects of mark-to-market valuations on proprietary portfolio investments in the comparing periods.

OTHER EXPENSES

Other expenses

S/ million	1Q20	4Q20	1Q21	%chg QoQ	%chg YoY
Salaries and employee benefits	(20.9)	(24.0)	(19.2)	(20.1)%	(8.2)%
Administrative expenses	(10.0)	(11.2)	(8.9)	(20.0)%	(10.7)%
Depreciation and amortization	(4.0)	(3.6)	(3.7)	2.9%	(7.7)%
Other	(0.0)	(0.5)	(0.6)	13.5%	n.m.
Total other expenses	(34.9)	(39.2)	(32.4)	(17.5)%	(7.2)%
Efficiency ratio	n.m.	20.6%	25.4%

Other expenses reached S/ 32.4 million in 1Q21, a decrease of S/ 6.8 million, or 17.5% QoQ, and S/ 2.5 million, or 7.2% YoY. This was mainly due to lower expenses in maintenance and other charges related to the reduced use of office spaces and administrative expenses.

21

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of March 31, 2021, December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Interim consolidated financial statements as of March 31, 2021, December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of March 31, 2021 (unaudited) and December 31, 2020 (audited)

	Note	31.03.2021	31.12.2020
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,433,564	3,397,663
Interest bearing		15,296,484	14,750,135
Restricted funds		530,499	617,684
		19,260,547	18,765,482
Inter-bank funds	4(e)	—	18,105
Financial investments	5	24,678,847	24,277,115
Loans, net:	6
Loans, net of unearned interest		43,491,425	43,504,274
Impairment allowance for loans		(2,654,540)	(2,984,851)
		40,836,885	40,519,423
Investment property	7	1,203,898	1,043,978
Property, furniture and equipment, net		814,808	844,427
Due from customers on acceptances		72,453	16,320
Intangibles and goodwill, net		1,030,822	1,042,585
Other accounts receivable and other assets, net	8	1,863,833	1,355,029
Deferred Income Tax asset, net		280,199	353,565
Total assets		90,042,292	88,236,029
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		9,115,641	9,354,487
Interest bearing		40,280,503	37,794,788
		49,396,144	47,149,275
Inter-bank funds	4(e)	—	28,971
Due to banks and correspondents	10	9,003,321	9,660,877
Bonds, notes and other obligations	11	8,020,355	7,778,751
Due from customers on acceptances		72,453	16,320
Insurance contract liabilities	12	11,768,343	12,501,723
Other accounts payable, provisions and other liabilities	8	2,859,972	2,146,152
Deferred Income Tax liability, net		419	11
Total liabilities		81,121,007	79,282,080
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(3,374)	(2,769)
Capital surplus		532,771	532,771
Reserves		5,200,000	5,200,000
Unrealized results, net		536,543	836,773
Retained earnings		1,570,950	1,303,317
		8,874,907	8,908,109
Non-controlling interest		46,378	45,840
Total equity, net		8,921,285	8,953,949
Total liabilities and equity, net		90,042,292	88,236,029

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the three-month periods ended March 31, 2021 and 2020

	Note	31.03.2021	31.03.2020
		S/(000)	S/(000)
Interest and similar income	15	1,085,687	1,248,210
Interest and similar expenses	15	(251,807)	(338,094)
Net interest and similar income		833,880	910,116
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(189,004)	(312,618)
Recovery (loss) due to impairment of financial investments	5(c)	47,223	(40,522)
Net interest and similar income after impairment loss		692,099	556,976
Fee income from financial services, net	16	201,258	220,308
Net gain on foreign exchange transactions		51,506	131,339
Net gain on sale of financial investments		206,084	28,288
Net gain (loss) on financial assets at fair value through profit or loss		70,787	(154,174)
Net gain on investment property	7(b)	44,007	21,943
Other income	17	15,275	11,917
		588,917	259,621
Insurance premiums and claims
Net premiums earned	18(a)	123,009	125,317
Net claims and benefits incurred for life insurance contracts and others	18(b)	(240,942)	(186,106)
		(117,933)	(60,789)
Other expenses
Salaries and employee benefits		(179,878)	(209,874)
Administrative expenses		(216,403)	(193,886)
Depreciation and amortization		(67,661)	(66,363)
Other expenses	17	(48,100)	(41,083)
		(512,042)	(511,206)
Income before translation result and Income Tax		651,041	244,602
Translation result		(30,590)	(23,856)
Income Tax	14(e)	(91,703)	(75,841)
Net profit for the period		528,748	144,905
Attributable to:
IFS’s shareholders		526,272	143,375
Non-controlling interest		2,476	1,530
		528,748	144,905
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	4.560	1.242
Weighted average number of outstanding shares (in thousands)	19	115,418	115,446

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the three-month periods ended March 31, 2021 and 2020

	31.03.2021	31.03.2020
	S/(000)	S/(000)
Net profit for the period	528,748	144,905
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of gains (losses) on equity instruments at fair value through other comprehensive income	168,108	(206,582)
Income Tax	(11)	—
Total unrealized gain (loss) that will not be reclassified to the consolidated statement of income	168,097	(206,582)
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(1,465,644)	(1,115,662)
Income Tax	6,300	10,309
	(1,459,344)	(1,105,353)
Insurance premiums reserve	996,011	749,618
Net movement of cash flow hedges	32,872	39,853
Income Tax	(5,938)	(5,762)
	26,934	34,091
Translation of foreign operations	39,065	28,877
Total unrealized loss to be reclassified to the consolidated statement of income in subsequent periods	(397,334)	(292,767)
Total other comprehensive income for the period, net of Income Tax	299,511	(354,444)
Attributable to:
IFS’s shareholders	298,972	(354,910)
Non-controlling interest	539	466
	299,511	(354,444)

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the three-month periods ended March 31, 2021 and 2020

						Attributable to IFS’s shareholders
								Unrealized results
	Number of shares (in thousands)						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
			S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2020	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	143,375	143,375	1,530	144,905
Other comprehensive income	—	—	—	—	—	—	(206,295)	(1,103,250)	748,388	33,995	28,877	—	(498,285)	(1,064)	(499,349)
Total other comprehensive income	—	—	—	—	—	—	(206,295)	(1,103,250)	748,388	33,995	28,877	143,375	(354,910)	466	(354,444)
Purchase of treasury stock, Note 13(b)	—	(2)	—	(97)	—	—	—	—	—	—	—	—	(97)	—	(97)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	35,513	—	—	—	—	(35,513)	—	—	—
Others	—	—	—	—	2,315	—	—	—	—	—	—	(4,623)	(2,308)	(332)	(2,640)
Balance as of March 31, 2020	115,447	(3)	1,038,017	(293)	532,771	4,700,000	94,101	(67,091)	(175,467)	11,237	117,353	2,248,927	8,499,555	46,712	8,546,267

Balances as of January 1, 2021	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	526,272	526,272	2,476	528,748
Other comprehensive income	—	—	—	—	—	—	167,891	(1,455,467)	994,376	26,835	39,065	—	(227,300)	(1,937)	(229,237)
Total other comprehensive income	—	—	—	—	—	—	167,891	(1,455,467)	994,376	26,835	39,065	526,272	298,972	539	299,511
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(332,096)	(332,096)	—	(332,096)
Purchase of treasury stock, Note 13(b)	—	(5)	—	(605)	—	—	—	—	—	—	—	—	(605)	—	(605)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(72,930)	—	—	—	—	72,930	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	527	527	(1)	526
Balance as of March 31, 2021	115,447	(29)	1,038,017	(3,374)	532,771	5,200,000	392,173	211,636	(261,469)	(10,273)	204,476	1,570,950	8,874,907	46,378	8,921,285

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the three-month periods ended March 31, 2021 and 2020

	31.03.2021	31.03.2020
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	528,748	144,905
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	189,004	312,618
(Recovery) loss due to impairment of financial investments	(47,223)	40,522
Depreciation and amortization	67,661	66,363
Provision for sundry risks	2,042	2,382
Deferred Income Tax	73,938	(36,629)
Net gain on sale of financial investments	(206,084)	(28,288)
Net (gain) loss of financial assets at fair value through profit or loss	(70,787)	154,174
Net gain for valuation of investment property	(35,506)	(11,481)
Translation result	30,590	23,856
Decrease in accrued interest receivable	133,103	28,985
(Decrease) increase in accrued interest payable	(54,268)	22,432
Net changes in assets and liabilities
Net increase in loans	(540,971)	(227,157)
Net increase in other accounts receivable and other assets	(591,675)	(153,285)
Net decrease (increase) in restricted funds	84,142	(238,444)
Increase (decrease) in deposits and obligations	2,305,359	(538,802)
(Decrease) increase in due to banks and correspondents	(650,560)	1,360,326
Increase in other accounts payable, provisions and other liabilities	1,012,010	255,949
(Increase) decrease of investments at fair value through profit or loss	(170,942)	36,187
Net cash provided by operating activities	2,058,581	1,214,613

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	31.03.2021	31.03.2020
	S/(000)	S/(000)
Cash flows from investing activities
Net sale of financial investments	(1,317,907)	(1,066,350)
Purchase of property, furniture and equipment	(9,567)	(19,341)
Purchase of intangible assets	(25,057)	(67,065)
Purchase of investment property	(122,798)	(1,785)
Net cash used in investing activities	(1,475,329)	(1,154,541)
Cash flows from financing activities
Issuance of bonds, notes and other obligations	—	312,000
Net decrease (increase) in receivable inter-bank funds	18,105	(64,999)
Net decrease in payable inter-bank funds	(28,971)	(57,634)
Purchase of treasury stock, net	(605)	(97)
Lease payments	(22,837)	(24,251)
Net cash (used in) provided by financing activities	(34,308)	165,019
Net increase in cash and cash equivalents	548,944	225,091
Gain (loss) from exchange rate varation on cash and cash equivalents	33,170	(10,586)
Cash and cash equivalents at the beginning of the period	18,145,919	9,851,729
Cash and cash equivalents at the end of the period	18,728,033	10,066,234

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of March 31, 2021 (unaudited) and December 31, 2020 (audited)

1.	Business activity
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of March 31, 2021, Intercorp Perú holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS (70.64 percent of the issued and outstanding capital stock of IFS, as of December 31, 2020).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of March 31, 2021 and December 31, 2020, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of March 31, 2021, have been approved by the Audit Committee, and by Board of Directors in sessions held on May 12, 2021. The audited consolidated financial statement as of December 31, 2020, were approved by the General Shareholders’ Meeting held on March 31, 2021.

(b)Global pandemic Covid-19 –

(b.1)State of National and Sanitary Emergency

In December 2019, a new coronavirus strain (SARS-CoV-2) was identified in Wuhan, China, which causes the coronavirus disease 2019 known as “Covid-19”, and subsequently, in March 2020, it was declared a global pandemic by the World Health Organization. Covid-19 has had a significant impact on the world economy. Many countries imposed travel bans, social isolation, and even people in many places have been and are subject to quarantine measures.

In the case of Peru, in March 2020, the Government declared a State of National and Sanitary Emergency ordering the closure of borders, mandatory social isolation, the closure of businesses considered non-essential (the exceptions were the production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among other measures related to the health and well-being of citizens.

Subsequently, in May 2020, through Supreme Decree No. 080-2020, the government approved the gradual resumption of economic activities in order to mitigate the economic negative effects of the pandemic. The proposed reactivation would be in four phases based on the impact of each sector on the economy, being mining and industry, construction, services and tourism and commerce the first ones to restart, followed by manufacturing. The last phase had considered the reopening of the entertainment sector with reduced capacity.

Notwithstanding the aforementioned, due to the increase in the number of infections at national level, through Supreme Decree No. 009-2021, dated February 19, 2021, the Peruvian Government extended the State of Sanitary Emergency until September 2, 2021. Likewise, through Supreme Decree No. 076-2021-PCM, the State of National Emergency was also extended through May 31, 2021, with measures focused by region in the areas of health care and traffic restrictions on movement.

(b.2)Economic measures adopted by the Peruvian Government

Within this context, the Ministry of Economy and Finance (henceforth “MEF”), the Central Reserve Bank of Peru (henceforth “BCRP”) and the Superintendence of Banking and Insurance and private Pension Fund Administrators (henceforth “SBS”), activated extraordinary measures aimed to alleviate the financial and economic impact of Covid-19, in particular on customers of the financial system (due to the closure of most sectors of economic activity), as well as some additional measures focused on securing the continuity of the economy’s payment chain.

The main measures implemented in the financial system are related to facilities for loan rescheduling (payment deferrals), suspension of counting of past due days, partial withdrawal of deposits from compensation from service time accounts, setting of Repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”, created through Legislative Decree No. 1455-2020 and expanded through Supreme Decree No. 1485-2020,  which has the purpose to secure the continuity of companies’ payment chain to face the impact of Covid-19.

Such program grants guarantees to companies to obtain working capital loans and thus fulfill their short-term obligations to their workers and suppliers of goods and services. This program manages guarantees for the Peruvian financial system whose total amounted to S/60,000 million.

As of March 31, 2021 and December 31, 2020, Interbank holds loans of the “Reactiva Peru” program for an amount of S/6,348,352,000 and S/6,615,768,000, respectively, from which S/5,637,762,000 and S/5,855,826,000, respectively, are guaranteed by the Peruvian Government.

(b.3)Measures adopted by the Company and Subsidiaries

Management and the Board of IFS monitors the situation closely and is focusing on four fundamental pillars which is going to allow the continuity of its operations; taking the following measures in each one of these pillars:

i)Liquidity and solvency

Active participation in the BCRP’s daily operations, thus raising funds through loan reporting operations represented by securities. These funds were aimed to loans under the “Reactiva Peru” program, which in turn allowed a higher collection in the levels of deposits. Likewise, in order to strengthen its capital and regulatory capital to face with the volatile environment, the Group implemented the following measures:

-

The General Shareholders’ Meeting of Interbank held on April 3, 2020, approved the reduction in the percentage of distributable dividends for the 2019 period, from 45 percent to 25 percent. In addition, it was agreed that the net profit generated in the first quarter of 2020, which amounted to S/231,887,000 and were capitalized through the General Shareholders’ Meeting held on March 25, 2021.

-	On June 30, 2020, Interbank placed an International subordinated bonds for US$300,000,000.
-

In the Board’s Session held on June 30, 2020, Interseguro agreed to the capitalization of S/50,000,000 with charge to the period’s net profit. Through the General Shareholders' Meeting dated March 9, 2021, the capitalization of S/62,962,963 was approved, which includes the amount committed in June 2020.

-On September 30, 2020, Interseguro placed subordinated bonds for US$25,000,000.

-	In the General Shareholders’ Meeting held on December 24, 2020, Interseguro agreed to the capitalization of S/48,148,000 with charge to the retained earnings.

ii)Operations

In order to sustain the Group’s operations, the following measures have been taken:

-Provide to employees with technological tools

-Implementation of new protocols for business continuity under the current circumstances

-Monitoring of supplier operations related to the supply of cash

-Reinforcement of IT systems and cybersecurity

iii) Distribution channels

-Financial stores – implementation of flexible opening hours

-ATMs – Maintenance and cash availability of cash at full capacity

-Call center – Increase of telephone operators

-Apps and home banking

iv) Employees

-Implementation of Covid-19 protocols and health surveillance

-Home office implementation

-	Testing kits to detect Covid-19 acquired for the Group’s employees and daily health tracking in case of contagion

In Management’s opinion, these and other additional measures implemented will sufficiently enable IFS to address the negative effects of the Covid-19 pandemic.

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Perú S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of March 31, 2021, Interbank had 207 offices (215 offices as of December 31, 2020). Additionally, IFS holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of March 31, 2021 and December 31, 2020, amounted to S/86,617,000 and S/118,892,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Perú). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of March 31, 2021 and December 31, 2020, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Perú Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of March 31, 2021 and December 31, 2020, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019 and provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in 2017. As of March 31, 2021 and December 31, 2020, as a result of the merger between Interseguro and Seguros Sura, both companies hold 8.50 percent of Interseguro’s capital stock.

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar, an online marketplace, dedicated to the sale of products from different stores locally.

(f)IFS Digital S.A.C. -

Entity incorporated in August 2020, its corporate purpose is to perform any type of investments and related services.

3.	Significant accounting policies

3.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of March 31, 2021 and December 31, 2020, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2020 and 2019 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements.

4.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Cash and clearing (b)	2,334,325	2,152,432
Deposits in the BCRP (b)	14,482,605	14,102,067
Deposits in banks (c)	1,911,104	1,891,420
Accrued interest	2,015	1,879
	18,730,049	18,147,798
Restricted funds (d)	530,498	617,684
Total	19,260,547	18,765,482
(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with                                      the public. This reserve is comprised of funds kept in Interbank and in the BCRP.

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required. As of March 31, 2021, Interbank did not maintain excess reserves in national and foreign currency. As of December 31, 2020, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 0.01 percent and did not maintain excess reserves in foreign currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	395,215	542,922
Derivative financial instruments	84,008	70,559
Inter-bank transfers	46,829	—
Others	4,446	4,203
Total	530,498	617,684

(*)

As of December 31, 2020, correspond to deposits maintained in the BCRP which guarantee agreements amounting to S/370,000,000 (guaranteed agreements amounting to S/520,000,000  as of December 31, 2020); see Note 10(b).

Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest.

(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2020, Inter-bank funds assets accrued interest at an annual rate of 0.25 percent in foreign currency and Inter-bank funds liabilities accrued interest at an annual rate of 0.25 percent in foreign currency and do not have specific guarantees.

5.	Financial investments
(a)	This caption is made up as follows:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	17,990,326	17,902,352
Investments at amortized cost (d)	2,752,712	2,650,930
Investments at fair value through profit or loss (e)	2,288,443	2,042,777
Equity instruments measured at fair value through other comprehensive income (f)	1,450,066	1,373,548
Total financial investments	24,481,547	23,969,607
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	178,395	251,140
Investments at amortized cost (d)	18,905	56,368
Total	24,678,847	24,277,115

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rate
	Amortized			Estimated		S/		US$
	cost	Gain	Loss (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of March 31, 2021
Corporate, leasing and subordinated bonds (*)	8,027,854	479,487	(167,294)	8,340,047	Nov-21 / Feb-97	0.18	11.19	0.47	10.73
Sovereign Bonds of the Republic of Peru	6,532,441	22,951	(164,359)	6,391,033	Aug-24 / Feb-55	1.40	6.29	—	—
Negotiable Certificates of Deposit issued by BCRP	1,749,616	2,739	(25)	1,752,330	Apr-21 / Mar-23	0.24	1.22	—	—
Global Bonds of the Republic of Peru	850,857	—	(14,163)	836,694	Jul-25 / Dec-32	—	—	0.90	2.80
Bonds guaranteed by the Peruvian Government	533,273	28,994	(1,916)	560,351	Oct-24 / Oct-33	1.61	4.54	1.89	4.86
Global Bonds of the Republic of Colombia	109,630	639	(398)	109,871	Mar-23 / Feb-24	—	—	1.31	1.76
Total	17,803,671	534,810	(348,155)	17,990,326
Accrued interest				178,395
Total				18,168,721

		Unrealized gross amount				Annual effective interest rate
	Amortized			Estimated		S/		US$
	cost	Gain	Loss (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2020
Corporate, leasing and subordinated bonds (*)	8,031,775	1,046,789	(121,797)	8,956,767	Mar-21 / Feb-97	0.04	13.33	0.44	10.73
Sovereign Bonds of the Republic of Peru	5,765,074	589,423	(154)	6,354,343	Aug-24 / Feb-55	0.15	6.13	—	—
Negotiable Certificates of Deposit issued by BCRP	1,279,644	4,087	(5)	1,283,726	Jan-21 / Mar-23	0.25	2.28	—	—
Bonds guaranteed by the Peruvian Government	566,915	79,762	—	646,677	Oct-24 / Jul-34	0.58	2.61	2.64	4.24
Global Bonds of the Republic of Peru	491,791	9,189	—	500,980	Jul-25 / Dic-32	—	—	1.04	1.79
Global Bonds of the Republic of Colombia	157,405	2,454	—	159,859	Jul-21 / Feb-24	—	—	0.25	1.38
Total	16,292,604	1,731,704	(121,956)	17,902,352
Accrued interest				251,140
Total				18,153,492

(*)

As of March 31, 2021 and December 31, 2020, Inteligo holds corporate bonds and mutual funds from different entities for approximately S/378,861,000 and S/393,364,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 10(a).

(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

The following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.03.2021	31.03.2020	31.12.2020
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	71,560	34,743	34,743
New assets originated or purchased	51	120	287
Assets derecognized or matured (excluding write-offs)	(350)	(8,879)	(85)
Effect on the expected credit loss due to the change of the stage during the year	—	7,646	—
(Recovery) impairment loss of Rutas de Lima	(46,151)	33,188	42,616
Others	(773)	829	(2,296)
(Recovery) loss due to impairment on financial investments	(47,223)	32,904	40,522
Foreign exchange effect	85	3,913	3,955
Expected credit loss at the end of the period	24,422	71,560	79,220

(d)

As of March 31, 2021 and December 31, 2020 and 2019, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,771,617,000 and S/2,707,298,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of March 31, 2021 and December 31, 2020, these investments have maturity dates that range from September 2023 to August 2037, have accrued interests at effective annual rates ranging from 4.29 percent and 5.15 percent, in both periods, and estimated fair value amounting to approximately S/2,881,947,000 and S/2,988,539,000, respectively.

As of March 31, 2021 and December 31, 2020, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/682,646,000 and S/1,071,740,000, respectively; see Note 10(a).

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,437,089	1,212,259
BioPharma Credit PLC	120,846	131,623
Royalty Pharma	112,906	107,530
Ishares	96,995	90,647
VíaSat Inc.	66,043	43,626
LendUp and Mission Lane	50,500	48,670
Dhani Services Limited	29,025	53,557
Others	187,193	91,635
Debt instruments
Indexed Certificates of Deposit issued by BCRP	71,206	182,888
Corporate, leasing and subordinated bonds	116,640	80,342
Total	2,288,443	2,042,777

(f)	The following is the composition of equity instruments measured at fair value through other comprehensive income as of March 31, 2021 and December 31, 2020:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
InRetail Perú Corp	380,617	339,945
BioPharma Credit PLC	364,102	358,848
VíaSat Inc.	178,777	117,033
Ishares	144,091	131,795
Ferreycorp S.A.A.	94,140	73,785
Engie- Energía Perú S.A.	88,591	80,852
Credicorp	60,587	70,130
Zipline International Inc.	37,570	36,210
Cementos Pacasmayo S.A.A.	37,530	34,002
Unión de Cervecerías Backus y Johnston	—	—
Luz del Sur S.A.A.	—	87,129
Others below S/17 million	64,061	43,819
Total	1,450,066	1,373,548

(g)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of March 31, 2021 and December 31, 2020:

	31.03.2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,143,745	—	—	9,143,745
Corporate, leasing and subordinated bonds	8,100,869	239,178	—	8,340,047
Negotiable Certificates of Deposit issued by BCRP	1,752,330	—	—	1,752,330
Global Bonds of the Republic of Peru	836,694	—	—	836,694
Bonds guaranteed by the Peruvian Government	560,351	—	—	560,351
Global Bonds of the Republic of Colombia	109,871	—	—	109,871
Total	20,503,860	239,178	—	20,743,038

	31.12.2020
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,005,273	—	—	9,005,273
Corporate, leasing and subordinated bonds	8,744,627	212,140	—	8,956,767
Negotiable Certificates of Deposit issued by BCRP	1,283,726	—	—	1,283,726
Bonds guaranteed by the Peruvian Government	646,677	—	—	646,677
Global Bonds of the Republic of Peru	500,980	—	—	500,980
Global Bonds of the Republic of Colombia	159,859	—	—	159,859
Total	20,341,142	212,140	—	20,553,282

6.	Loans, net
(a)	This caption is made up as follows:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Direct loans
Loans	35,145,954	34,718,320
Credit cards and other loans (*)	3,936,323	4,379,884
Leasing	1,192,150	1,211,324
Discounted notes	478,150	468,664
Factoring	530,166	571,994
Advances and overdrafts	195,164	39,414
Refinanced loans	267,863	287,119
Past due and under legal collection loans	1,347,826	1,405,185
	43,093,596	43,081,904
Plus (minus)
Accrued interest from performing loans	422,091	445,122
Unearned interest and interest collected in advance	(24,262)	(22,752)
Impairment allowance for loans (d)	(2,654,540)	(2,984,851)
Total direct loans, net	40,836,885	40,519,423
Indirect loans	4,625,902	4,611,931
(*)	It includes non-revolving consumer loans related to credit card lines that, as of March 31, 2021 and December 31, 2020, amounted to S/2,078,728,000 and S/2,343,079,000, respectively.

(b)	The classification of the direct loan portfolio is as follows:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Commercial loans	22,338,214	22,001,567
Consumer loans	11,058,817	11,416,175
Mortgage loans	7,995,861	7,721,267
Small and micro-business loans	1,700,704	1,942,895
Total	43,093,596	43,081,904

During the year 2020, the balance of the direct loans includes disbursements made by Interbank within the “Reactiva Peru” program for approximately S/6,617 million, out of which S/5,159 million were granted to clients of its commercial loans and S/1,458 million to clients of its small and micro-business loans. As of March 31, 2021, the balance of loans under said program amounts to S/6,348 million (as of December 31, 2020 amounted to S/6,616 million).

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans is segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)

The following table shows the credit quality and maximum exposure to credit risk based on the credit rating as of March 31, 2021 and December 31, 2020. The amounts presented do not consider impairment.

	31.03.2021				31.12.2020
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	29,556,957	1,167,894	—	30,724,851	29,056,184	1,268,445	—	30,324,629
Standard grade	4,575,420	1,461,993	—	6,037,413	4,354,168	1,534,936	—	5,889,104
Sub-standard grade	750,448	1,334,751	—	2,085,199	692,669	1,159,438	—	1,852,107
Past due but not impaired	600,323	1,258,977	—	1,859,300	790,257	1,781,871	—	2,572,128
Impaired
Individually	—	—	7,678	7,678	—	—	7,678	7,678
Collectively	—	—	2,379,155	2,379,155	—	—	2,436,258	2,436,258
Total direct loans	35,483,148	5,223,615	2,386,833	43,093,596	34,893,278	5,744,690	2,443,936	43,081,904

	31.03.2021				31.12.2020
Indirect loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,911,306	474,708	—	4,386,014	3,938,193	460,431	—	4,398,624
Standard grade	139,355	63,636	—	202,991	104,499	68,379	—	172,878
Sub-standard grade	199	9,424	—	9,623	65	10,302	—	10,367
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	22,607	22,607	—	—	22,607	22,607
Collectively	—	—	4,667	4,667	—	—	7,455	7,455
Total indirect loans	4,050,860	547,768	27,274	4,625,902	4,042,757	539,112	30,062	4,611,931

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	31.03.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	16,365,099	760,966	—	17,126,065	15,876,174	757,184	—	16,633,358
Standard grade	3,001,814	944,684	—	3,946,498	2,902,150	966,358	—	3,868,508
Sub-standard grade	327,405	187,932	—	515,337	304,843	124,287	—	429,130
Past due but not impaired	280,068	219,850	—	499,918	419,007	414,829	—	833,836
Impaired
Individually	—	—	7,678	7,678	—	—	7,678	7,678
Collectively	—	—	242,718	242,718	—	—	229,057	229,057
Total direct loans	19,974,386	2,113,432	250,396	22,338,214	19,502,174	2,262,658	236,735	22,001,567

	31.03.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	6,524,176	181,812	—	6,705,988	6,615,423	209,136	—	6,824,559
Standard grade	917,849	320,829	—	1,238,678	798,142	400,173	—	1,198,315
Sub-standard grade	189,306	632,533	—	821,839	135,137	539,175	—	674,312
Past due but not impaired	102,951	590,688	—	693,639	133,187	882,195	—	1,015,382
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	1,598,673	1,598,673	—	—	1,703,607	1,703,607
Total direct loans	7,734,282	1,725,862	1,598,673	11,058,817	7,681,889	2,030,679	1,703,607	11,416,175

	31.03.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,660,981	35,377	—	5,696,358	5,447,111	24,010	—	5,471,121
Standard grade	474,548	175,083	—	649,631	422,425	145,076	—	567,501
Sub-standard grade	212,069	388,099	—	600,168	217,289	371,910	—	589,199
Past due but not impaired	213,046	380,190	—	593,236	233,595	416,371	—	649,966
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	456,468	456,468	—	—	443,480	443,480
Total direct loans	6,560,644	978,749	456,468	7,995,861	6,320,420	957,367	443,480	7,721,267

	31.03.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,006,701	189,739	—	1,196,440	1,117,476	278,115	—	1,395,591
Standard grade	181,209	21,397	—	202,606	231,451	23,329	—	254,780
Sub-standard grade	21,668	126,187	—	147,855	35,400	124,066	—	159,466
Past due but not impaired	4,258	68,249	—	72,507	4,468	68,476	—	72,944
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	81,296	81,296	—	—	60,114	60,114
Total direct loans	1,213,836	405,572	81,296	1,700,704	1,388,795	493,986	60,114	1,942,895

(d)

The balances of the allowance for impairment of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	31.03.2021				31.03.2020				31.12.2020
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	180,241	1,145,207	1,659,403	2,984,851	461,892	394,773	538,114	1,394,779	1,394,779
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	103,813	—	—	103,813	68,032	—	—	68,032	451,031
Assets matured or derecognized (excluding write-offs)	(35,463)	(15,739)	(11,822)	(63,024)	(29,357)	(10,723)	(8,878)	(48,958)	(175,993)
Transfers to Stage 1	77,933	(76,453)	(1,480)	—	62,925	(60,072)	(2,853)	—	—
Transfers to Stage 2	(61,447)	69,462	(8,015)	—	(66,197)	84,126	(17,929)	—	—
Transfers to Stage 3	(14,997)	(189,317)	204,314	—	(400)	(71,341)	71,741	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(53,583)	63,296	211,413	221,126	(29,800)	165,829	153,202	289,231	2,151,311
Others	(58,690)	(28,965)	15,807	(71,848)	46,739	36,703	(75,114)	8,328	(49,358)
Total	(42,434)	(177,716)	410,217	190,067	51,942	144,522	120,169	316,633	2,376,991
Write-offs	—	—	(574,226)	(574,226)	—	—	(255,967)	(255,967)	(925,960)
Recovery of written–off loans	—	—	43,437	43,437	—	—	27,754	27,754	106,395
Foreign exchange effect	2,830	2,143	5,438	10,411	903	2,830	7,601	11,334	32,646
Expected credit loss at the end of year balances	140,637	969,634	1,544,269	2,654,540	514,737	542,125	437,671	1,494,533	2,984,851

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss during 2020, see Note 30.1(d.5) of the audited annual consolidated financial statements.

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.03.2021				31.03.2020				31.12.2020
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	71,272	98,040	68,448	237,760	54,693	24,399	67,158	146,250	146,250
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	21,889	—	—	21,889	11,537	—	—	11,537	118,602
Assets derecognized or matured (excluding write-offs)	(14,167)	(3,970)	(545)	(18,682)	(11,586)	(1,885)	(455)	(13,926)	(30,646)
Transfers to Stage 1	9,183	(9,183)	—	—	3,188	(3,156)	(32)	—	—
Transfers to Stage 2	(6,686)	6,705	(19)	—	(4,920)	4,977	(57)	—	—
Transfers to Stage 3	(185)	(4,460)	4,645	—	(100)	(877)	977	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(5,581)	19,610	12,019	26,048	3,170	9,142	11,650	23,962	64,166
Others	(5,858)	(8,177)	(2,966)	(17,001)	(7,054)	9,767	(5,856)	(3,143)	(50,679)
Total	(1,405)	525	13,134	12,254	(5,765)	17,968	6,227	18,430	101,443
Write-offs	—	—	(6,859)	(6,859)	—	—	(2,336)	(2,336)	(27,817)
Recovery of written-off loans	—	—	235	235	—	—	355	355	1,756
Foreign exchange effect	2,526	1,694	2,528	6,748	722	326	630	1,678	16,128
Expected credit loss at the end of year balances	72,393	100,259	77,486	250,138	49,650	42,693	72,034	164,377	237,760

	31.03.2021				31.03.2020				31.12.2020
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	85,321	901,602	1,426,470	2,413,393	384,989	332,697	340,914	1,058,600	1,058,600
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	79,970	—	—	79,970	51,154	—	—	51,154	185,014
Assets derecognized or matured (excluding write-offs)	(20,526)	(10,699)	(8,535)	(39,760)	(15,692)	(8,254)	(4,478)	(28,424)	(125,246)
Transfers to Stage 1	51,055	(49,772)	(1,283)	—	48,282	(45,461)	(2,821)	—	—
Transfers to Stage 2	(48,274)	53,107	(4,833)	—	(57,194)	64,409	(7,215)	—	—
Transfers to Stage 3	(14,150)	(170,330)	184,480	—	(149)	(66,844)	66,993	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(36,082)	23,591	179,289	166,798	(32,827)	140,654	85,953	193,780	1,908,097
Others	(40,536)	(15,339)	20,297	(35,578)	59,024	17,013	(17,916)	58,121	144,988
Total	(28,543)	(169,442)	369,415	171,430	52,598	101,517	120,516	274,631	2,112,853
Write-offs	—	—	(556,729)	(556,729)	—	—	(239,170)	(239,170)	(868,121)
Recovery of written-off loans	—	—	42,371	42,371	—	—	26,162	26,162	100,760
Foreign exchange effect	15	205	809	1,029	125	2,354	5,687	8,166	9,301
Expected credit loss at the end of year balances	56,793	732,365	1,282,336	2,071,494	437,712	436,568	254,109	1,128,389	2,413,393

	31.03.2021				31.03.2020				31.12.2020
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	11,123	62,782	114,079	187,984	9,418	22,788	89,476	121,682	121,682
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	772	—	—	772	431	—	—	431	2,125
Assets derecognized or matured (excluding write-offs)	(415)	(156)	(2,351)	(2,922)	(373)	(283)	(3,369)	(4,025)	(13,556)
Transfers to Stage 1	1,730	(1,730)	—	—	10,232	(10,232)	—	—	—
Transfers to Stage 2	(731)	3,859	(3,128)	—	(457)	11,043	(10,586)	—	—
Transfers to Stage 3	(468)	(1,525)	1,993	—	(8)	(885)	893	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(1,229)	(893)	4,863	2,741	450	11,186	50,537	62,173	100,318
Others	(910)	(619)	(1,784)	(3,313)	(4,897)	(2,297)	(50,491)	(57,685)	(25,139)
Total	(1,251)	(1,064)	(407)	(2,722)	5,378	8,532	(13,016)	894	63,748
Write-offs	—	—	(367)	(367)	—	—	(999)	(999)	(4,350)
Recovery of written-off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	265	241	2,048	2,554	43	148	1,170	1,361	6,904
Expected credit loss at the end of year balances	10,137	61,959	115,353	187,449	14,839	31,468	76,631	122,938	187,984

	31.03.2021				31.03.2020				31.12.2020
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	12,525	82,783	50,406	145,714	12,792	14,889	40,566	68,247	68,247
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,182	—	—	1,182	4,910	—	—	4,910	145,290
Assets derecognized or matured (excluding write-offs)	(355)	(914)	(391)	(1,660)	(1,706)	(301)	(576)	(2,583)	(6,545)
Transfers to Stage 1	15,965	(15,768)	(197)	—	1,223	(1,223)	—	—	—
Transfers to Stage 2	(5,756)	5,791	(35)	—	(3,626)	3,697	(71)	—	—
Transfers to Stage 3	(194)	(13,002)	13,196	—	(143)	(2,735)	2,878	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(10,691)	20,988	15,242	25,539	(593)	4,847	5,062	9,316	78,730
Others	(11,386)	(4,830)	260	(15,956)	(334)	12,220	(851)	11,035	(118,528)
Total	(11,235)	(7,735)	28,075	9,105	(269)	16,505	6,442	22,678	98,947
Write-offs	—	—	(10,271)	(10,271)	—	—	(13,462)	(13,462)	(25,672)
Recovery of written-off loans	—	—	831	831	—	—	1,237	1,237	3,879
Foreign exchange effect	24	3	53	80	13	2	114	129	313
Expected credit loss at the end of year balances	1,314	75,051	69,094	145,459	12,536	31,396	34,897	78,829	145,714

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.03.2021				31.03.2020				31.12.2020
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	15,741	18,945	23,037	57,723	16,367	4,720	18,607	39,694	39,694
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,717	—	—	2,717	1,118	—	—	1,118	5,816
Assets derecognized or matured	(2,508)	(481)	(902)	(3,891)	(887)	(395)	(43)	(1,325)	(3,753)
Transfers to Stage 1	200	(131)	(69)	—	1,659	(1,659)	—	—	—
Transfers to Stage 2	(419)	419	—	—	(127)	127	—	—	—
Transfers to Stage 3	—	—	—	—	—	(1)	1	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(146)	(146)	189	(103)	(1,407)	350	1	(1,056)	6,698
Others	1,807	(1,024)	(569)	214	(1,942)	(251)	(559)	(2,752)	8,192
Total	1,651	(1,363)	(1,351)	(1,063)	(1,586)	(1,829)	(600)	(4,015)	16,953
Write-offs	—	—	—	—	—	—	1	1	—
Foreign exchange effect	242	131	16	389	285	127	18	430	1,076
Expected credit loss at the end of year balances	17,634	17,713	21,702	57,049	15,066	3,018	18,026	36,110	57,723

(*)

With the purpose of reflecting the impact of the uncertainty due to Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations to higher risk stages led to incurrence of higher provisions for expected losses during the year 2020, see Note 30.1(d.5) of the audited annual consolidated financial statements.

7.	Investment property
(a)	This caption is made up as follows:

	31.03.2021	31.12.2020	Acquisition or construction year	Valuation methodology as of March 31, 2021 and as of December 31, 2020
	S/(000)	S/(000)
Land
San Isidro – Lima	278,243	241,112	2009	Appraisal
San Martín de Porres – Lima	81,818	79,080	2015	Appraisal
Sullana	18,368	17,703	2012	Appraisal
Santa Clara – Lima	14,694	14,162	2017	Appraisal
Others	9,353	9,161	-	Appraisal/Cost
	402,476	361,218
Completed investment property - “Real Plaza” Shopping Malls
Talara	35,135	34,982	2015	DCF
	35,135	34,982
Buildings
Orquídeas - San Isidro – Lima	162,858	158,825	2017	DCF
Piura (d)	114,653	107,992	2008/2020	DCF/Appraisal
Ate Vitarte – Lima	109,956	109,980	2006	DCF/Appraisal
Paseo del Bosque (d)	104,901	—	2021	DCF
Chorrillos – Lima	67,966	67,424	2017	DCF
Chimbote	43,058	42,805	2015	DCF
Maestro-Huancayo	32,508	32,395	2017	DCF
Cusco	32,154	31,586	2017	DCF
Pardo y Aliaga – Lima	21,661	21,285	2008	DCF
Panorama – Lima	20,552	20,449	2016	DCF
Trujillo	18,436	18,111	2016	DCF
Cercado de Lima – Lima	15,319	14,697	2017	DCF
Others	22,265	22,229	-	DCF
	766,287	647,778

Total	1,203,898	1,043,978

DCF: Discounted cash flow

i)	As of March 31, 2021 and December 31, 2020, there are no liens on investment property.

(b)	The net gain on investment properties as of March 31, 2021 and 2020, consists of the following:

	31.03.2021	31.03.2020
	S/(000)	S/(000)
Gain on valuation of investment property	35,506	11,481
Income from rental of investment property	8,501	10,462
Total	44,007	21,943

(c)	The movement of investment property is as follows:

	31.03.2021	31.03.2020
	S/(000)	S/(000)
Beginning of period balances	1,043,978	972,096
Additions (d)	122,798	1,785
Valuation gain	35,506	11,481
Net transfers	1,616	—
Balance as of March 31	1,203,898	985,362
Balance as of December 31, 2020		1,043,978

(d)	During 2021, it mainly corresponds to outlays related to the purchase of the "Paseo del Bosque" building, which was purchased from third parties.

8.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Accounts receivable related to derivative financial instruments (b)	561,080	395,249
Other accounts receivable, net	400,692	357,783
Accounts receivable from sale of investments	255,444	111,237
Operations in process	108,923	93,933
Assets for technical reserves for claims and premiums by reinsurers	57,370	59,235
Others	31,931	35,952
	1,415,440	1,053,389
Non-financial instruments
Income Tax paid to recover	236,972	149,356
Deferred charges	95,770	52,939
Investments in associates	77,998	70,344
Realizable assets, received as payment and seized through legal actions	23,163	23,224
Prepaid rights to related entity, Note 20(f)	3,400	3,400
Others	11,090	2,377
	448,393	301,640
Total	1,863,833	1,355,029
Other accounts payable, provisions and other liabilities
Financial instruments
Other accounts payable	473,094	420,443
Contract liability with investment component	556,841	505,177
Accounts payable for acquisitions of investments	401,069	185,432
Dividends payable	334,973	921
Accounts payable related to derivative financial instruments (b)	306,084	271,326
Lease liabilities	255,617	269,755
Operations in process	206,121	175,194
Workers’ profit sharing and salaries payable	77,154	110,640
Allowance for indirect loan losses, Note 6(d.2)	57,049	57,723
Accounts payable to reinsurers and coinsurers	7,440	7,176
	2,675,442	2,003,787
Non-financial instruments
Taxes payable	78,505	38,853
Provision for other contingencies	51,668	48,711
Deferred income	48,961	46,976
Others	5,396	7,825
	184,530	142,365
Total	2,859,972	2,146,152

(b)	The following table presents, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts as of March 31, 2021 and December 31, 2020:

As of March 31, 2021	Asset	Liability	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	62,841	70,208	8,253,705	—	Between April 2021 and December 2022	—	—
Interest rate swaps	65,538	60,327	3,363,935	—	Between May 2021 and June 2036	—	—
Currency swaps	155,454	98,698	4,651,389	—	Between April 2021 and April 2028	—	—
Cross currency swaps	—	76,846	221,130	—	January 2023	—	—
Options	—	5	17,215	—	Between April 2021 and March 2022	—	—
	283,833	306,084	16,507,374	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	211,790	—	1,656,837	14,092	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	65,457	—	563,550	12,743	October 2027	Senior bonds	Bonds, notes and obligations outstanding
	277,247	—	2,220,387	26,835
	561,080	306,084	18,727,761	26,835

As of December 31, 2020	Asset	Liability	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	23,512	13,935	3,661,038	—	Between January 2021 and December 2022	—	—
Interest rate swaps	140,906	139,531	4,382,535	—	Between May 2021 and June 2036	—	—
Currency swaps	69,007	50,192	2,520,758	—	Between April 2021 and April 2028	—	—
Cross currency swaps	—	67,523	213,125	—	January 2023	—	—
Options	—	145	22,700	—	Between January 2021 and June 2021	—	—
	233,425	271,326	10,800,156	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	126,839	—	1,596,861	(10,768)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	34,985	—	543,150	(5,904)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Interest rate swaps (IRS) (*)	—	—	—	964	—	—	—
Interest rate swaps (IRS) (*)	—	—	—	677	—	—	—
Interest rate swaps (IRS) (*)	—	—	—	681	—	—	—
	161,824	—	2,140,011	(14,350)
	395,249	271,326	12,940,167	(14,350)

(*)As of December 31, 2020, it corresponded to derivative financial instruments whose hedge items were cancelled in 2020.

(i)	As of March 31, 2021 and December 31, 2020, certain derivative financial instruments required the establishment of collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of March 31, 2021 and December 31, 2020.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9.	Deposits and obligations
(a)	This caption is made up as follows:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Saving deposits	18,738,482	17,852,282
Demand deposits	14,888,528	13,832,262
Time deposits	13,867,450	13,534,993
Compensation for service time	1,887,416	1,923,698
Other obligations	14,268	6,040
Total	49,396,144	47,149,275

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)	As of March 31, 2021 and December 31, 2020, approximately S/14,448,037,000 and S/14,020,602,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
10.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Perú- BCRP (b)	7,018,097	7,736,322
Promotional credit lines (c)	1,486,901	1,453,397
Loans received from foreign entities (d)	462,111	427,278
Loans received from Peruvian entities	198	1,117
	8,967,307	9,618,114
Interest and commissions payable	36,014	42,763
	9,003,321	9,660,877
By term -
Short term	1,309,462	1,769,403
Long term	7,693,859	7,891,474
Total	9,003,321	9,660,877

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2020, Interbank took part in the public auction of funds of the BCRP within the framework “Reactiva Peru” program, Note 1(b).

As of March 31, 2021 and December 31, 2020, it includes operations of loan reports represented by securities according to which Interbank receives a debt in local currency for approximately S/5,661,876,000 and S/5,887,938,000, respectively, and gives as guarantee, commercial and micro and small business loans; see Note 6(a).

11.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	31.03.2021	31.12.2020
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Third (A series)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	91,000	91,000
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,900	137,900
						228,900	228,900
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,895	149,881
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	187,628	180,819
						337,523	330,700
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	93,925	90,525
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	75,140	72,420
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	75,140	72,420
						244,205	235,365
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	150,000
Total local issuances						960,628	944,965
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,119,213	1,078,493
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/ 312,000	311,319	311,282
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,491,313	1,436,818
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,785,479	1,714,707
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,123,844	1,082,915
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,105,352	1,065,482
Total international issuances						6,936,520	6,689,697
Total local and international issuances						7,897,148	7,634,662
Interest payable						123,207	144,089
Total						8,020,355	7,778,751

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of March 31, 2021 and December 31, 2020, the international issuances are subject to the presentation of audited financial statements on an annual basis and unaudited financial statements on a quarterly basis. In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of March 31, 2021 and December 31, 2020.

12.	Insurance contract liabilities
(a)This caption is comprised of the following:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,543,535	12,298,075
Technical reserves for claims (c)	224,808	203,648
	11,768,343	12,501,723
By term -
Short term	1,084,807	1,035,915
Long term	10,683,536	11,465,808
Total	11,768,343	12,501,723

(b)The movement of technical reserves for insurance premiums (disclosed by type of insurance) as of March 31, 2021 and 2020, is as follows:
	31.03.2021						31.03.2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	10,448,455	745,292	746,171	38,015	320,142	12,298,075	9,741,241	779,455	630,801	41,073	30,886	11,223,456
Insurance subscriptions	107,265	—	951	29,284	—	137,500	73,447	—	505	34,697	—	108,649
Acquisition of Mapfre portfolio (*)	—	—	—	—	—	—	—	—	—	—	292,499	292,499
Time passage adjustments	(901,681)	(88,109)	33,131	(30,466)	(45,037)	(1,032,162)	(711,020)	(50,565)	4,381	(24,425)	(10,887)	(792,516)
Maturities and recoveries	—	—	(12,470)	—	—	(12,470)	—	—	(12,274)	—	—	(12,274)
Foreign exchange	127,252	—	25,131	180	29	152,592	118,600	—	21,875	107	(261)	140,321
Balance as of March 31	9,781,291	657,183	792,914	37,013	275,134	11,543,535	9,222,268	728,890	645,288	51,452	312,237	10,960,135
Balance as of December, 31							10,448,455	745,292	746,171	38,015	320,142	12,298,075

(*)

In December 2019, SBS authorized the transfer of risk insurance contracts from Complementary Insurance for High-risk Activities (“SCTR”, by its Spanish acronym), of Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (henceforth "Mapfre", an unrelated entity), which entered into force on January 2, 2020. The assets received by said contracts were cash and financial debt instruments of a value equivalent to S/246,101,000; also recognized a liability for technical reserves of premiums for S/292,499,000, the difference amounting to S/46,398,000, was recorded in the caption "Intangibles and goodwill, net".

(c)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves, are the following:

Type	Mortality table		Interest rates
	31.03.2021	31.12.2020	31.03.2021	31.12.2020
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017		3.96% in US$	3.53% in US$
	with improvement factor for mortality		3.10% in S/ VAC 6.00% in adjusted S/	2.05% in S/ VAC 5.07% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor mortality		3.10% in S/ VAC	2.05% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		3.10% en Soles VAC	2.05% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of March 31, 2021 and December 31, 2020, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	31.03.2021			31.12.2020
		Variation of the reserve			Variation of the reserve
	Reserve	Amount	Percentage	Reserve	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - Basis amount
Changes in interest rate: + 100 bps	8,834,409	(946,882)	(9.68)	9,363,723	(1,084,732)	(10.38)
Changes in interest rate: - 100 bps	10,928,111	1,146,820	11.72	11,778,806	1,330,351	12.73
Changes in mortality table at 105%	9,681,523	(99,769)	(1.02)	10,333,990	(114,465)	(1.10)
Changes in mortality table at 95%	9,885,927	104,635	1.07	10,568,733	120,278	1.15
Retirements, disability and survival -
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	588,504	(68,679)	(10.45)	660,001	(85,291)	(11.44)
Changes in interest rate: - 100 bps	741,330	84,147	12.80	851,384	106,092	14.23
Changes in mortality table at 105%	649,142	(8,041)	(1.22)	735,321	(9,971)	(1.34)
Changes in mortality table at 95%	665,612	8,429	1.28	755,775	10,484	1.41
SCTR insurance -
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	239,867	(35,267)	(12.82)	274,323	(45,819)	(14.31)
Changes in interest rate: - 100 bps	320,678	45,544	16.55	380,684	60,542	18.91
Changes in mortality table at 105%	272,923	(2,211)	(0.80)	317,191	(2,951)	(0.92)
Changes in mortality table at 95%	277,442	2,308	0.84	323,233	3,091	0.97

13.	Net equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are also listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.

As of March 31, 2021 and December 31, 2020, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000), equivalent to US$0.77 per share, were paid on May 6, 2021.

The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), equivalent to US$1.75 per share, which were paid on May 6, 2020.

(b)     Treasury stock -

As of March 31, 2021 and December 31, 2020, the Company and some Subsidiaries held 30,074 and 24,824 shares issued by IFS, respectively, with an acquisition cost equivalent to S/3,374,000 and S/2,769,000, respectively.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of March 31, 2021 and December 31, 2020, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

In Group Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

14.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru, are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any 12 months period, shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposed.

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends.

In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends.
(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of March 31, 2021 and December 31, 2020, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

As of March 31, 2021, the following taxable periods are subject to inspection by the Tax Authority:

- Interbank: Income Tax returns for the years 2016 to 2020, and Value-Added-Tax returns for the years 2016 to 2020.

-	Interseguro: Income Tax returns for the years 2015, 2017, 2018, 2019 and 2020, and Value-Added-Tax returns for the years 2015 to 2020.
-	Hipotecaria Sura Income Tax returns for the years 2015 to 2018, and Value-Added-Tax returns for the years 2015 to 2019.

- Seguros Sura: Income Tax returns for the years 2015 to 2018, and Value-Added-Tax returns for the years 2015 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations and International Financial Reporting Standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

Notwithstanding the foregoing, in February 2018, the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court issued a ruling regarding a third bank that impacts the original estimation regarding the degree of contingency for this discrepancy; subsequently, in June 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court, in a case followed by another financial entity, but identical to Interbank’s case, ruled in favor of the tax treatment over the interest in suspense followed by said entity. Likewise, on July 6, 2020 and December 28, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court notified to Interbank its ruling regarding Interbank’s Income Tax 2003 and prepaid income tax for the year 2003, declaring groundless the cassation appeals filed by SUNAT and the MEF, thus reaffirming the position held by Interbank regarding that interest in suspense does not constitute taxable income.

As of March 31, 2021, the tax liability requested for this concept and other minor contingencies amounts to approximately S/419,000,000, which includes the tax, fines and interest arrears, of which S/332,000,0000  corresponded to interest in suspense and S/87,000,000 corresponded to other repairs (as of December 31, 2020, the tax liability requested for this concept and other minor contingencies amounts to approximately S/382,000,000, which includes the tax, fines and interest arrears, of which S/293,000,0000  corresponded to interest in suspense and S/89,000,000 corresponded to other repairs). From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of Interbank’s position; as consequence, no provision has been recorded for this contingency as of March 31, 2021 and December 31, 2020.

On February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. To such date, the tax debt requested by SUNAT amounts to approximately S/50,000,000. The main concept observed was the deduction of loan write-offs without proof by the SBS. As of March 31, 2021 and December 31, 2020, the tax debt requested for this concept and other minor contingencies amounts to approximately S/40,000,000, which comprises the tax, penalties and moratorium interest.

On April 26, 2019, SUNAT notified about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process.

On September 11, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2014. To date, said audit is under process.

On December 12, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2015. To date, said audit is under process.

On July 31, 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, the tax debt requested by SUNAT amounted to approximately S/13,000,000. On August 27, 2020, Interbank filed a complaint appeal which is pending resolution.

On February 12, 2021, Interbank was notified with a Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through such Resolution, SUNAT increased the alleged tax debt from S/1,000,000 to S/35,000,000, because as a consequence of such Resolution of Compliance certain deductions previously recognized by SUNAT were unrecognized. Interbank´s Management and its legal advisors will appeal such Resolution before the Tax Court, and in its opinion, no additional liabilities for Interbank will result as consequence of this matter.

In the opinion of Interbank´s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of March 31, 2021 and December 31, 2020.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015; see Note 2. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT. As of the date of this report, SUNAT has not appealed to this Resolution.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of March 31, 2021 and December 31, 2020.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the three-month ended
	2021	2020
	S/(000)	S/(000)
Current – Expense	17,765	112,470
Deferred – Expense (income)	73,938	(36,629)
	91,703	75,841

15.	Interest income and expenses, and similar accounts
(a)	This caption is comprised of the following:

	31.03.2021	31.03.2020
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	778,057	986,668
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	33,686	—
Interest on investments at fair value through other comprehensive income	218,044	193,427
Interest on investments at amortized cost	31,861	26,226
Dividends on financial instruments	16,001	20,832
Interest on due from banks and inter-bank funds	7,003	19,903
Other interest and similar income	1,035	1,154
Total	1,085,687	1,248,210
Interest and similar expenses
Interest on bonds, notes and other obligations	(101,994)	(100,130)
Interest and fees on deposits and obligations	(83,145)	(173,753)
Interest and fees on obligations with financial institutions	(40,109)	(41,304)
Deposit insurance fund fees	(16,105)	(12,213)
Interest on lease payments	(3,705)	(4,640)
Other interest and similar expenses	(6,749)	(6,054)
Total	(251,807)	(338,094)
(*)

For rescheduled loans, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate. The impact of the recalculation as of December 31, 2020 amounted approximately to S/134,376,000 and it was recorded as an income reduction.

The amount recorded during the first quarter of 2021 amounted to S/33,686,000 and corresponds to the recovery of the interest recorded for rescheduling clients loans.

16.	Fee income from financial services, net
(a)	This caption is comprised of the following:

	31.03.2021	31.03.2020
	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	124,927	147,659
Banking services fees	53,069	63,311
Funds management	46,269	37,405
Contingent loans fees	15,894	12,932
Collection services	12,485	9,908
Brokerage and custody services	2,469	2,394
Others	14,503	11,051
Total	269,616	284,660
Expenses
Credit cards	(30,125)	(30,828)
Credit life insurance premiums	(10,550)	(14,494)
Local banks fees	(6,888)	(2,596)
Foreign banks fees	(5,468)	(3,234)
Registry expenses	(587)	(486)
Brokerage and custody services	(226)	(159)
Others	(14,514)	(12,555)
Total	(68,358)	(64,352)
Net	201,258	220,308

17.	Other income and (expenses)
(a)	This caption is comprised of the following:

	31.03.2021	31.03.2020
	S/(000)	S/(000)
Other income
Income from investments in associates	8,418	5,142
Services rendered to third parties	2,285	640
Other technical income from insurance operations	1,904	1,902
Income from ATM rentals	1,164	1,089
Other income	1,504	3,144
Total other income	15,275	11,917
Other expenses
Commissions from insurance activities	(13,376)	(16,972)
Sundry technical insurance expenses	(12,579)	(4,999)
Provision for sundry risk	(2,042)	(2,382)
Donations	(1,152)	(1,076)
Provision for accounts receivable	(698)	(1,456)
Administrative and tax penalties	(531)	(779)
Expenses related to rental income	(231)	(1,404)
Other expenses	(17,491)	(12,015)
Total other expenses	(48,100)	(41,083)

18.	Net premiums earned

(a)   This caption is comprised of the following:

	Premiums assumed (1)		Adjustment of technical reserves (2)		Gross premiums (*) (3) = (1) - (2)		Premiums ceded to reinsurers (4)		Net premiums earned (5) = (3) - (4)
	31.03.2021	31.03.2020	31.03.2021	31.03.2020	31.03.2021	31.03.2020	31.03.2021	31.03.2020	31.03.2021	31.03.2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	113,533	76,413	(64,667)	(48,307)	48,866	28,106	—	—	48,866	28,106
Group life	33,682	37,980	(2,110)	225	31,572	38,205	(1,554)	(1,151)	30,018	37,054
Individual life	41,058	33,682	(19,498)	7,161	21,560	40,843	(1,243)	(1,096)	20,317	39,747
Retirement, disability and survival	2,804	1,974	(1,221)	(531)	1,583	1,443	(122)	(121)	1,461	1,322
Others	—	1	(2,566)	(1,008)	(2,566)	(1,007)	—	—	(2,566)	(1,007)
Total life insurance	191,077	150,050	(90,062)	(42,460)	101,015	107,590	(2,919)	(2,368)	98,096	105,222
Total general insurance	23,804	30,610	1,126	(10,431)	24,930	20,179	(17)	(84)	24,913	20,095
Total general	214,881	180,660	(88,936)	(52,891)	125,945	127,769	(2,936)	(2,452)	123,009	125,317

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)

The variation of the adjustment of technical reserves is due mainly to aging over time. During 2020, the Management performed a detail analysis on the nature of the product “Renta Particular Plus – Vitalicio”, for which a majority  of contracts (policies) had an important insurance component and it was determined to reclassify an amount of S/1,376,000 from “Interest and similar expenses” into the caption “Net premium earned” for S/878,000 and “Net claims incurred for life insurance and others” for S/2,254,000, according to IFRS 4.

(b)	The composition of the net claims and benefits incurred for life insurance contracts and others for the three months ended March 31, 2021 and 2020 is presented below:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	31.03.2021	31.03.2020	31.03.2021	31.03.2020	31.03.2021	31.03.2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(163,027)	(154,533)	—	—	(163,027)	(154,533)
Group life	(54,316)	(10,601)	2,126	(97)	(52,190)	(10,698)
Individual life	(3,995)	(1,536)	221	67	(3,774)	(1,469)
Retirement (disability and survival)	(13,894)	(13,931)	2,246	4,400	(11,648)	(9,531)
Others	(4,172)	(3,689)	457	269	(3,715)	(3,420)
General insurance	(6,597)	(6,439)	9	(16)	(6,588)	(6,455)
	(246,001)	(190,729)	5,059	4,623	(240,942)	(186,106)

19.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2020
Balance as of January 1, 2020	115,446	115,446	90	115,446
Sale of treasury stock	1	1	16	0
Purchase of treasury stock	(3)	(3)	4	(0)
Balance as of March 31, 2020	115,444	115,444		115,446
Net earnings attributable to IFS S/(000)				143,375
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				1.242
Period 2021
Balance as of January 1, 2021	115,423	115,423	90	115,423
Sale of treasury stock	1	1	10	0
Purchase of treasury stock	(6)	(6)	5	(0)
Balance as of March 31, 2021	115,418	115,418		115,423
Net earnings attributable to IFS S/(000)				526,272
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				4.560

20.	Transactions with shareholders, related parties and affiliated entities
(a)

The table below presents the main transactions with shareholders, related parties and affiliated companies as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss
Participations - Royalty Pharma	112,906	107,530
Others	730	107
	113,636	107,637
Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp.	380,617	339,945
Corporate bonds - InRetail Shopping Malls S.A.	46,518	53,358
Corporate bonds - Colegios Peruanos S.A.	1,070	1,193
	428,205	394,496
Loans, net (b)	1,406,947	1,196,143
Accounts receivable from UTP (h)	80,153	79,504
Accounts receivable from Homecenters Peruanos S.A. (g)	40,380	40,128
Accounts receivable from Compañía Iberoamericana de Plásticos	—	10,962
Accounts receivable from derivative financial instruments	6,093	4,276
Accounts receivable from Colegios Peruanos S.A.	4,629	3,634
Other assets (f)	8,099	6,921
Liabilities
Deposits and obligations	974,090	849,906
Other liabilities	488	567
Off-balance sheet accounts
Indirect loans (b)	94,820	124,366

	31.03.2021	31.03.2020
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	17,375	17,883
Interest and similar expenses	(575)	(4,846)
Valuation of financial derivative instruments	1,144	645
Rental income	4,555	4,970
Administrative expenses	(9,670)	(8,119)
Others, net	14,191	2,486

(b)	As of March 31, 2021 and December 31, 2020, the detail of loans is the following:

	31.03.2021			31.12.2020
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,059,501	46,593	1,106,094	931,746	46,967	978,713
Associates	347,446	48,227	395,673	264,397	77,399	341,796
	1,406,947	94,820	1,501,767	1,196,143	124,366	1,320,509

(c)

As of March 31, 2021 and December 31, 2020, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of March 31, 2021 and December 31, 2020, direct loans to employees, directors and executives amounted to S/225,234,000 and S/222,076,000, respectively; said loans are repaid monthly and bear interest at market rates. There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the three-month periods ended March 31, 2021 and 2020, is presented below:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Salaries	9,613	9,794
Board of Directors’ compensations	1,004	957
Total	10,617	10,751

(e)	As of December 31, 2020, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount to S/342,000.
(f)

During the year 2020, the Bank signed a framework contract to cede the use of commercial spaces for the installation of Money Market stores and/or ATMs in the facilities of Supermercados Peruanos S.A. for a period of 5 years. As of March 31, 2021 and December 31, 2020, the balance corresponds to a cash guarantee granted to Supermercados Peruanos S.A. for an amount of US$1,000,000, equivalent to approximately S/3,400,000.

(g)	It corresponds to a loan with maturity in 2046 and bears interest at market rates.
(h)	As of March 31, 2021 and December 31, 2020, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.
(i)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

21.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the three-month periods ended March 31, 2021 and 2020:

	31.03.2021					31.03.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance (**)	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	1,209,819	447,141	134,809	5,844	1,797,613	1,337,229	309,502	(1,702)	(11,882)	1,633,147
Inter-segment	(6,447)	—	(10,432)	16,879	—	(14,286)	—	4,036	10,250	—
Total income	1,203,372	447,141	124,377	22,723	1,797,613	1,322,943	309,502	2,334	(1,632)	1,633,147
Consolidated statement of income data
Interest and similar income	865,024	175,921	37,819	6,923	1,085,687	1,037,127	167,949	41,091	2,043	1,248,210
Interest and similar expenses	(218,063)	(22,515)	(9,585)	(1,644)	(251,807)	(302,831)	(19,834)	(15,544)	115	(338,094)
Net interest and similar income	646,961	153,406	28,234	5,279	833,880	734,296	148,115	25,547	2,158	910,116
Impairment loss on loans, net of recoveries	(188,943)	—	(61)	—	(189,004)	(312,611)	—	(7)	—	(312,618)
(Loss) recovery due to impairment of financial investments	(43)	46,874	392	—	47,223	(196)	(40,135)	(191)	—	(40,522)
Net interest and similar income after impairment loss on loans	457,975	200,280	28,565	5,279	692,099	421,489	107,980	25,349	2,158	556,976
Fee income from financial services, net	160,218	(2,408)	49,337	(5,889)	201,258	190,361	(1,027)	43,013	(12,039)	220,308
Net gain on sale of financial investments	98,506	87,619	19,959	—	206,084	37,467	23,937	(33,116)	—	28,288
Other income	86,071	63,000	27,694	4,810	181,575	72,274	(6,673)	(52,690)	(1,886)	11,025
Total net premiums earned minus claims and benefits	—	(117,933)	—	—	(117,933)	—	(60,789)	—	—	(60,789)
Depreciation and amortization	(59,124)	(6,311)	(3,680)	1,454	(67,661)	(57,445)	(6,378)	(3,986)	1,446	(66,363)
Other expenses	(344,817)	(72,439)	(28,671)	1,546	(444,381)	(358,308)	(66,041)	(30,885)	10,391	(444,843)
Income before translation result and Income Tax	398,829	151,808	93,204	7,200	651,041	305,838	(8,991)	(52,315)	70	244,602
Translation result	1,645	(14,738)	(2,674)	(14,823)	(30,590)	(2,904)	(12,583)	(3,008)	(5,361)	(23,856)
Income Tax	(80,666)	—	(3,643)	(7,394)	(91,703)	(81,434)	—	666	4,927	(75,841)
Net profit for the period	319,808	137,070	86,887	(15,017)	528,748	221,500	(21,574)	(54,657)	(364)	144,905
Attributable to:
IFS’s shareholders	319,808	137,070	86,887	(17,493)	526,272	221,500	(21,574)	(54,657)	(1,894)	143,375
Non-controlling interest	—	—	—	2,476	2,476	—	—	—	1,530	1,530
	319,808	137,070	86,887	(15,017)	528,748	221,500	(21,574)	(54,657)	(364)	144,905

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)	As of March 31, 2020, certain balances in the Insurance Segment have been modified due to the reclassifications detailed in Note 18(a).

	31.03.2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	33,260	122,798	1,364	—	157,422
Total assets	69,970,377	14,775,465	4,565,298	731,152	90,042,292
Total liabilities	63,695,862	13,773,518	3,373,737	277,890	81,121,007

	31.12.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	193,113	109,786	6,771	—	309,670
Total assets	68,038,621	15,311,267	4,308,618	577,523	88,236,029
Total liabilities	61,814,096	14,375,950	3,233,691	(141,657)	79,282,080

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the three-month period ended March 31, 2021, is S/1,690,396,000 in Peru and S/107,217,000 in Panama (for the three-month periods ended March 31, 2020, was S/1,645,209,000 in Peru and S/12,062,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of March 31, 2021 is S/85,648,500,000 in Peru and S/4,393,792,000 in Panama (for the year ended December 31, 2020, was S/84,096,653,000 in Peru and S/4,139,376,000 in Panama).

22.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of March 31, 2021 and December 31, 2020, are presented below.

	31.03.2021					31.12.2020
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	19,260,547	19,260,547	—	—	—	18,765,482	18,765,482
Inter-bank funds	—	—	—	—	—	—	—	—	18,105	18,105
Financial investments	2,288,443	18,168,721	1,450,066	2,771,617	24,678,847	2,042,777	18,153,492	1,373,548	2,707,298	24,277,115
Loans, net	—	—	—	40,836,885	40,836,885	—	—	—	40,519,423	40,519,423
Due from customers on acceptances	—	—	—	72,453	72,453	—	—	—	16,320	16,320
Other accounts receivable and other assets, net	561,080	—	—	854,360	1,415,440	395,249	—	—	658,140	1,053,389
	2,849,523	18,168,721	1,450,066	63,795,862	86,264,172	2,438,026	18,153,492	1,373,548	62,684,768	84,649,834
Financial liabilities
Deposits and obligations	—	—	—	49,396,144	49,396,144	—	—	—	47,149,275	47,149,275
Inter-bank funds	—	—	—	—	—	—	—	—	28,971	28,971
Due to banks and correspondents	—	—	—	9,003,321	9,003,321	—	—	—	9,660,877	9,660,877
Bonds, notes and other obligations	—	—	—	8,020,355	8,020,355	—	—	—	7,778,751	7,778,751
Due from customers on acceptances	—	—	—	72,453	72,453	—	—	—	16,320	16,320
Insurance contract liabilities	—	—	—	11,768,343	11,768,343	—	—	—	12,501,723	12,501,723
Other accounts payable, provisions and other liabilities	306,084	—	—	2,369,358	2,675,442	271,326	—	—	1,732,461	2,003,787
	306,084	—	—	80,629,974	80,936,058	271,326	—	—	78,868,378	79,139,704

23.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS; however, the Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the Annual Consolidated Financial Statements.

Because of the pandemic scenario as consequence of Covid-19 explained in Note 1(b), the SBS, through Official Multiple Letters No. 10997-2020, 11150-2020 and 11170-2020, authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the mentioned regulations. In application of said rule, Interbank determined three types of rescheduling:

-Unilateral: loans that Interbank reschedules proactively over part of the loan’s balance.

-Landing: loans rescheduled at the client’s request over part of the loan’s balance.

-Structural: loans rescheduled proactively by the Bank or at the client’s request and over the entire loan’s balance.

It should be noted that the new cash flows of the rescheduled loans did not generate substantial nor significant changes in the conditions initially contracted by the client; therefore, the adjustments in the conditions did not generate any substantial modification and, thus, neither a derecognition of the financial asset, see Note 30.1 (d.5) of the audited annual consolidated financial statements. On the other hand, with the purpose of reflecting in the statistical models the effect of said rescheduled loans in the calculation of the expected loss, it evaluated a series of expert judgments that comply with the regulating requirement, see Note 30.1 (d.6) of the audited annual consolidated financial statements.

(b)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that:

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2021 and December 31, 2020, are presented below:

				Related amounts not offset in the interim consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the interim consolidated statement of financial position	Net amounts of financial assets presented in the interim consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2021
Derivatives, Note 8(b)	561,080	—	561,080	(193,225)	(139,948)	227,907
Total	561,080	—	561,080	(193,225)	(139,948)	227,907
As of December 31, 2020
Derivatives, Note 8(b)	395,249	—	395,249	(191,844)	(55,767)	147,638
Total	395,249	—	395,249	(191,844)	(55,767)	147,638

(b.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2021 and December 31, 2020, are presented below:

				Related amounts not offset in the interim consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities and offset in the interim consolidated statement of financial position	Net amounts of financial assets presented in the interim consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2021
Derivatives, Note 8(b)	306,084	—	306,084	(193,225)	(84,008)	28,851
Total	306,084	—	306,084	(193,225)	(84,008)	28,851
As of December 31, 2020
Derivatives, Note 8(b)	271,326	—	271,326	(191,844)	(70,559)	8,923
Total	271,326	—	271,326	(191,844)	(70,559)	8,923

(c)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of March 31, 2021, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.754 per US$1 bid and S/3.758 per US$1 ask (S/3.618 and S/3.624 as of December 31, 2020, respectively). As of March 31, 2021, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.757 per US$1 (S/3.621 as of December 31, 2020).

The table below presents the detail of the Group’s position:

	As of March 31, 2021				As of December 31, 2020
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,169,039	9,486,736	604,772	19,260,547	7,232,836	10,959,492	573,154	18,765,482
Inter-bank funds	—	—	—	—	18,105	—	—	18,105
Financial investments	9,502,692	15,083,879	92,276	24,678,847	8,926,088	15,262,993	88,034	24,277,115
Loans, net	10,969,835	29,867,050	—	40,836,885	10,535,743	29,983,680	—	40,519,423
Due from customers on acceptances	72,453	—	—	72,453	16,320	—	—	16,320
Other accounts receivable and other assets, net	339,400	1,075,355	685	1,415,440	312,407	740,113	869	1,053,389
	30,053,419	55,513,020	697,733	86,264,172	27,041,499	56,946,278	662,057	84,649,834
Liabilities
Deposits and obligations	18,614,868	30,394,199	387,077	49,396,144	16,244,869	30,519,198	385,208	47,149,275
Inter-bank funds	—	—	—	—	28,971	—	—	28,971
Due to banks and correspondents	681,835	8,321,486	—	9,003,321	643,977	9,016,900	—	9,660,877
Bonds, notes and other obligations	7,133,308	887,047	—	8,020,355	6,887,363	891,388	—	7,778,751
Due from customers on acceptances	72,453	—	—	72,453	16,320	—	—	16,320
Insurance contract liabilities	4,898,831	6,869,512	—	11,768,343	4,905,233	7,596,490	—	12,501,723
Other accounts payable, provisions and other liabilities	907,351	1,747,216	20,875	2,675,442	530,180	1,440,976	32,631	2,003,787
	32,308,646	48,219,460	407,952	80,936,058	29,256,913	49,464,952	417,839	79,139,704
Forwards position, net	(673,643)	866,947	(193,304)	—	1,525,029	(1,369,873)	(155,156)	—
Currency swaps position, net	2,345,839	(2,345,839)	—	—	264,160	(264,160)	—	—
Cross currency swaps position, net	1,999,257	(1,999,257)	—	—	1,926,886	(1,926,886)	—	—
Options position, net	—	0	—	—	48	(48)	—	—
Monetary position, net	1,416,226	3,815,411	96,477	5,328,114	1,500,709	3,920,359	89,062	5,510,130

As of March 31, 2021, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$652,278,000, equivalent to S/2,450,608,000 (US$634,242,000, equivalent to S/2,296,590,000 as of December 31, 2020).

24.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of March 31, 2021				As of December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	885,267	679,056	724,120	2,288,443	577,438	986,627	478,712	2,042,777
Debt instruments measured at fair value through other comprehensive income	10,543,666	7,446,660	—	17,990,326	10,247,432	7,654,920	—	17,902,352
Equity instruments measured at fair value through other comprehensive income	1,404,031	8,465	37,570	1,450,066	1,329,471	7,867	36,210	1,373,548
Derivatives receivable	—	561,080	—	561,080	—	395,249	—	395,249
	12,832,964	8,695,261	761,690	22,289,915	12,154,341	9,044,663	514,922	21,713,926
Accrued interest				178,395				251,140
Total financial assets				22,468,310				21,965,066
Financial liabilities
Derivatives payable	—	306,084	—	306,084	—	271,326	—	271,326

(*)	As of March 31, 2021 and December 31, 2020, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity. Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.). Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2021, there were no transfers of financial instruments from level 3 to level 1 or level 2, nor from level 1 to level 2.

Starting in 2020, the Group performed changes in the determination of the estimates for the fair value of these investments considering the nature of themselves, as well as the underlying assets and the information to which it had access on the valuation date; concluding that the best valuation method for these investments is the use of the net asset value (“NAV”).

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Initial balance as of January 1	514,922	487,352
Purchases	194,569	155,198
Sales	(10,193)	(272,711)
Gain recognized on the consolidated statement of income	62,392	145,083
Final balance	761,690	514,922

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of March 31, 2021					As of December 31, 2020
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	19,260,547	—	19,260,547	19,260,547	—	18,765,482	—	18,765,482	18,765,482
Inter-bank funds	—	—	—	—	—	—	18,105	—	18,105	18,105
Investments at amortized cost	2,881,947	—	—	2,881,947	2,771,618	2,988,539	—	—	2,988,539	2,707,298
Loans, net	—	41,188,925	—	41,188,925	40,836,885	—	40,809,701	—	40,809,701	40,519,423
Due from customers on acceptances	—	72,453	—	72,453	72,453	—	16,320	—	16,320	16,320
Other accounts receivable and other assets, net	—	854,360	—	854,360	854,360	—	658,140	—	658,140	658,140
Total	2,881,947	61,376,285	—	64,258,232	63,795,863	2,988,539	60,267,748	—	63,256,287	62,684,768
Liabilities
Deposits and obligations	—	49,423,302	—	49,423,302	49,396,144	—	47,146,077	—	47,146,077	47,149,275
Inter-bank funds	—	—	—	—	—	—	28,971	—	28,971	28,971
Due to banks and correspondents	—	9,015,507	—	9,015,507	9,003,321	—	9,686,361	—	9,686,361	9,660,877
Bonds, notes and other obligations	7,047,706	1,351,694	—	8,399,400	8,020,355	6,856,829	1,405,383	—	8,262,212	7,778,751
Due from customers on acceptances	—	72,453	—	72,453	72,453	—	16,320	—	16,320	16,320
Insurance contract liabilities	—	11,768,343	—	11,768,343	11,768,343	—	12,501,723	—	12,501,723	12,501,723
Other accounts payable and other liabilities	—	2,369,358	—	2,369,358	2,369,358	—	1,732,461	—	1,732,461	1,732,461
Total	7,047,706	74,000,657	—	81,048,363	80,629,974	6,856,829	72,517,296	—	79,374,125	78,868,378

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of March 31, 2021 and December 31, 2020, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of yielding of the assets under its management.

As of March 31, 2021 and December 31, 2020, the value of the managed off-balance sheet financial assets is as follows:

	31.03.2021	31.12.2020
	S/(000)	S/(000)
Investment funds	15,990,487	15,008,109
Mutual funds	6,354,774	5,980,724
Total	22,345,261	20,988,833